SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the financial statements related to the fiscal year ended on June 30, 2003.

ALTO PALERMO S.A. (APSA)

Consolidated Financial Statements

For the years ended as of June 30, 2003 and 2002

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Hipólito Yrigoyen 476 2º Floor - Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements for the years

ended as of June 30, 2003

compared with the previous year

Fiscal year No.113 beginning July 1, 2002

Expressed in constant Argentine Pesos (See Note 1 of Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 4 of financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	704,829,745	70,482,974	70,482,974

Marcos Marcelo Mindlin Vicepresident

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of June 30, 2003 and 2002

	2003 (Notes 2 and 4) Ps.	2002 (Notes 2 and 4) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)	22,973,645	14,430,077
Investments (Note 5.b)	13,014,036	10,322,962
Accounts receivable, net (Note 5.d)	28,961,402	24,029,113
Other receivables and prepaid expenses (Note 5.e)	4,851,462	6,080,935
Inventory (Note 5.f)	759,201	1,315,269

Total Current Assets	70,559,746	56,178,356

NON-CURRENT ASSETS
Accounts receivable, net (Note 5.d)	2,340,774	5,226,408
Other receivables and prepaid expenses, net (Note 5.e)	47,681,566	93,848,139
Inventory, net (Note 5.f)	25,030,000	24,880,161
Fixed assets, net (Note 5.g)	918,697,764	955,966,978
Investments, net (Note 5.c)	11,094,539	25,287,175
Intangible assets, net (Note 5.h)	2,402,626	8,295,093

Subtotal Non-Current Assets	1,007,247,269	1,113,503,954

Goodwill (Nota 5.i)	26,530,010	31,357,065

Total Non Current Assets	1,033,777,279	1,144,861,019

Total Assets	1,104,337,025	1,201,039,375

	2003 (Notes 2 and 4) Ps.	2002 (Notes 2 and 4) Ps.
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 5.j)	19,478,694	19,095,245
Short-term debt (Note 5.k)	24,699,280	39,755,769
Salaries and social security payable (Note 5.l)	3,783,026	1,598,615
Taxes payable (Note 5.m)	5,812,218	13,204,788
Customer advances (Note 5.n)	11,212,118	10,152,456
Related parties (Note 6)	7,444,981	712,259
Dividends payable	337,678	379,449
Other liabilities (Note 5.o)	5.649.942	2.133.609

Total debts	78,417,937	87,032,190

Provisions (Note 5.p)	—	3,903,734

Total Current Liabilities	78,417,937	90,935,924

NON-CURRENT LIABILITIES
Trade accounts payable (Note 5.j)	3,609,629	6,873,772
Long-term debt (Note 5.k)	218,138,833	242,064,987
Customer advances (Note 5.n)	25,318,125	28,386,311
Related parties (Note 6)	—	127,967,241
Other liabilities (Note 5.o)	913,924	1,167,717

Total debts	247,980,511	406,460,028

Provisions (Note 5.p)	3,927,125	4,938,067

Total Non-Current Liabilities	251,907,636	411,398,095

Total Liabilities	330,325,573	502,334,019

Minority interest	14,760,545	17,289,596

SHAREHOLDERS´ EQUITY	759,250,907	681,415,760

Total Liabilities and Shareholders´ Equity	1,104,337,025	1,201,039,375

The accompanying notes are an integral part of these consolidated financial statements.

Marcos Marcelo Mindlin Vicepresident

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Income

For the years beginning on July 1, 2002 and 2001

and ended June 30, 2003 and 2002

	2003 (Notes 2 and 4) Ps.	2002 (Notes 2 and 4) Ps.
Sales:
Leases and services	88,818,774	146,122,603
Sales and development properties	462,020	4,003,216
Credit card operations	24,934,629	45,840,408

Total sales	114,215,423	195,966,227

Costs:
Leases and services	(58,545,490)	(73,071,498)
Sales and development properties	(699,141)	(5,397,943)
Credit card operations	(8,330,236)	(12,601,125)

Total costs	(67,574,867)	(91,070,566)

Gross profit (loss):
Leases and services	30,273,284	73,051,105
Sales and development properties	(237,121)	(1,394,727)
Credit card operations	16,604,393	33,239,283

Total gross profit	46,640,556	104,895,661

Selling expenses	(17,593,537)	(63,211,826)
Administrative expenses	(18,227,482)	(25,383,497)
Torres de Abasto unit contracts’ rescissions	9,682	60,394
Net loss in credit card trust	(4,077,136)	(4,068,787)

	(39,888,473)	(92,603,716)

Operating income	6,752,083	12,291,945

Net loss in equity investments	(12,072,175)	(4,895,042)
Depreciation of goodwill	(4,827,055)	(4,826,812)
Financial results generated by assets (Note 5.q)	4,188,254	(147,107,127)
Financial results generated by liabilities (Note 5.q)	114,452,883	55,918,172
Other income (expense), net (Note 5.r)	13,271,869	(10,839,258)

Income (loss) before taxes and minority interest	121,765,859	(99,458,122)

Minority interest	2,339,847	5,113,760
Income tax	(46,755,101)	82,992,554

Net income (loss)	77,350,605	(11,351,808)

The accompanying notes are an integral part of these consolidated financial statements.

Marcos Marcelo Mindlin Vicepresident

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (1)

For the years beginning on July 1, 2002 and 2001

and ended June 30, 2003 and 2002

	2003 (Notes 2 and 4) Ps.	2002 (Notes 2 and 4) Ps.
Changes in cash and cash equivalents
Cash and cash equivalents as of beginning of years	16,459,222	21,215,568

Cash and cash equivalents as of end of years	28,287,319	16,459,222

Net increase (decrease) in cash and cash equivalents	11,828,097	(4,756,346)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOW FROM ACTIVITIES
Income ( loss) for the years	77,350,605	(11,351,808)
Adjustments to reconcile net income (loss) to cash flow from operating activities
• Financial results	(127,427,255)	(75,632,484)
• Depreciation of fixed assets	54,684,401	55,912,230
• Impairrment of long-lived assets	(10,453,967)	62,770,980
• Amortization of imparment of long-lived assets	(2,888,218)	—
• Gain from sale of intangible assets	(2,097,878)	—
• Loss from sale of fixed assets	—	11,943
• Amortization of intangible assets	4,759,999	5,772,359
• Allowance for doubtful accounts	11,344,462	52,870,664
• Provision for contingencies	2,120,862	7,194,847
• Depreciation of goodwill	4,827,055	4,826,812
• Recovery of allowance for doubtful accounts	(1,002,545)	(88,049)
• Recovery of provision for contingencies	—	(117,306)
• Allowance for doubtful mortgage receivable	—	2,855,832
• Gain on early redemption of debt	(25,192,889)	(334,595)
• Net loss in investments companies	12,072,175	4,895,042
• Other provisions	3,600,436	—
• Net loss (income) in credit card trust	972,235	(805,686)
• Minority interest	(2,339,847)	(5,113,760)
• Income tax	46,755,101	(82,992,554)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions
• Increase in accounts receivable	(12,941,199)	(13,491,829)
• Increase in other receivables and prepaid expenses	(423,711)	(6,580,914)
• Increase in intangible assets	(613,624)	(5,213,771)
• (Increse) Decrase in investments	(2,258,618)	3,694,645
• Decrease in inventory	564,080	7,097,579
• (Decrease) Increase in trade accounts payable	(169,228)	13,427,494
• Decrease in customer advances	(598,675)	(18,032,461)
• (Decrease) Increase in taxes payable	(6,216,716)	12,802,734
• Increase (Decrease) in salaries and social security payable	2,371,125	(1,394,129)
• Decrease of provision for contingencies	(3,326,005)	—
• Decrease in other liabilities	(128,185)	(544,555)
• Increase in related parties	2,859,094	2,711,282
• Increase in accrued interest	6,130,730	33,853,323

Net cash provided by operating activities	32,333,800	49,003,865

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(2,447,987)	(3,490,502)
• Net proceeds from sale of fixed assets	—	177,384
• Net proceeds from sale of intangible assets	2,097,950	—
• Acquisition of inventory	(17,672)	(431,827)

Net cash used in investing activities	(367,709)	(3,744,945)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from short-term and long-term debt	67,902,176	32,313,275
• Payment of short-term and long-term debt	(9,432,638)	(68,805,157)
• Payment of loans granted by related parties	—	(123,199,436)
• Financing costs	(227,248)	(62,324)
• Proceeds from loans granted by related parties	—	248,351,227
• Cash contribution from minority shareholders	—	184,322
• Redemption of debt	(78,380,284)	(28,888,076)
• Derivative instruments collateral deposit	—	(109,909,097)

Net cash used in financing activities	(20,137,994)	(50,015,266)

Net Increase (decrease) in cash and cash equivalents	11,828,097	(4,756,346)

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these consolidated financial statements.

Marcos Marcelo Mindlin Vicepresident

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the years beginning on July 1, 2002 and 2001

and ended June 30, 2003 and 2002

	2003 Ps.	2002 Ps.
Additional information
Non-cash activities
– Increase in customer advances through a decrease in other liabilities	2,836,049	—
– Conversion of balances with related parties into unsecured convertible Notes	118,663,132	—
– Issuance of credit card receivables	2,057,275	7,604,529
– Liquidation of interest in credit card receivables	4,426,873	—
– Increase in fixed assets through a decrease in intangible assets	112,231	382,858
– Increase in investments through a decrease in other receivables and prepaid expenses	—	98,918
– Conversion of unsecured convertible Notes into ordinary shares	484,542	—

Marcos Marcelo Mindlin Vicepresident

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements

For the years ended June 30, 2003 and 2002

NOTE 1:	ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY’S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, and an economic recession that has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment, mainly through the end of 2002.

To overcome the mentioned crisis, as from December 2001 the government issued measures, laws, decrees and regulations that involved profound changes to the prevailing economic model. Among the measures adopted was the floating of the exchange rate that led to a significant devaluation during the first months of 2002, and the pesification of certain assets and liabilities in foreign currency held in Argentina.

This situation generated a significant and uneven increase in economic indicators, such as the rate of exchange, the domestic wholesale price index used for restatement of the financial statements for the previous year and specific indicators for the Company’s goods and services, mainly during 2002. These circumstances affect comparability of the financial statements submitted, which must be interpreted in the light of those circumstances.

NOTE 2:	PREPARATION OF FINANCIAL STATEMENTS

The consolidated financial statements were prepared in accordance with Technical Pronouncement No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, amended by Technical Pronouncement No. 19, adopted by the National Securities Commission for years commenced as from January 1, 2003, following the valuation bases and criteria disclosed in Note 2 to the basic financial statements. Accordingly, the consolidated financial statements must be read jointly with the notes and exhibits to the basic financial statements of the Company, particularly as regards application of new accounting standards.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 2:	(Continued)

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At June 30, 2003, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statements of Income as “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result due to exposure to changes in the purchasing power of the currency

b. Other holding gains and losses arising during the year.

c. Financial results.

Comparative information

Comparative balances at June 30, 2002 and for the year ended on June 30, 2002 shown in these consolidated financial statements for comparative purposes result from restating the amounts in the consolidated financial statements at those dates following the guidelines detailed in Note 2.2. to the basic financial statements.

Certain amounts in the financial statements at June 30, 2002 and for the year then ended were reclassified for disclosure on a comparative basis with those for the current year.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 3:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of
	30.06.03	30.06.02
Emprendimiento Recoleta S.A.	51	51
Tarshop S.A.	80	80
Shopping Neuquén S.A.	94.623	94.623
Inversora del Puerto S.A.	99.9917	99.9917
Alto Invest S.A.	100	75.5284
Shopping Alto Palermo S.A.	99.9999	99.9999
Fibesa S.A.	99.9999	99.9999

NOTE 4:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 3 have been prepared on a consistent basis with those applied by Alto Palermo S.A..

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

b.	Investments

b.1. Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A.. Government bonds have been valued at quotation value in force at year end.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 4:	(Continued)

b.2.	Interest in other companies

Includes equity investments in E-Commerce Latina S.A. and Pérez Cuesta S.A.C.I., which have been accounted for under the equity method.

Includes retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A..

NOTE 5:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	2003 Ps.	2002 Ps.
Cash in local currency	606,055	2,226,786
Cash in foreign currency	2,143,526	4,749,816
Banks in local currency	4,776,914	6,949,161
Banks in foreign currency	13,835,199	253,076
Saving accounts	1,611,951	251,238

	22,973,645	14,430,077

b) Investments:

	2003 Ps.	2002 Ps.
Current
Time deposits in local currency	—	273,200
Mutual funds	5,313,674	141,854
Retained interest in transferred credit card receivable	4,719,057	8,293,817
Government bonds (i)	2,981,305	—
Tax credit certificates	—	1,614,091

	13,014,036	10,322,962

(i)	Not considered as cash equivalent for purpose of the statements of cash flow.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

c) Interest in other companies:

	2003 Ps.	2002 Ps.
Non-current
Pérez Cuesta S.A.C.I.	5,628,135	14,469,008
E-Commerce Latina S.A.	2,899,210	6,152,668
Retained interest in transferred credit card receivable	2,567,194	4,665,499

	11,094,539	25,287,175

d) Accounts receivable, net:

	2003 Ps.	2002 Ps.
Current
Leases and services and credit card receivable	40,094,813	32,394,519
Debtors under legal proceedings	22,054,254	23,342,106
Checks to be deposited	6,177,030	14,550,825
Pass-through expenses receivable	5,422,451	9,262,349
Mortgage receivable	305,895	310,943
Notes receivable	213,808	412,079
Credit card receivable	26,039	182,080
Less:
Allowance for doubtful accounts	(45,332,888)	(56,425,788)

	28,961,402	24,029,113

Non-current
Leases and services and credit card receivable	1,235,845	3,737,033
Mortgage receivable	1,158,850	1,564,252
Less:
Allowance for doubtful accounts	(53,921)	(74,877)

	2,340,774	5,226,408

	31,302,176	29,255,521

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

e) Other receivables and prepaid expenses, net:

	2003 Ps.	2002 Ps.
Current
Related parties (Note 6)	1,093,466	1,133,578
Guarantee deposits	889,951	817,789
Prepaid services	330,356	—
Interest rate swap	306,867	—
Prepaid expenses	284,824	2,180,264
Prepaid gross sales tax	247,415	282,235
Other tax credits	112,200	86,049
Dividends receivable (Note 6)	75,000	84,278
Income tax	51,418	839,133
Asset tax	—	94,837
Other	1,459,965	562,772

	4,851,462	6,080,935

Non-Current
Asset tax	27,052,978	23,487,036
Deferred income tax	12,173,390	65,398,179
Interest rate swap receivable	8,172,241	—
Mortgage receivable	2,208,275	2,481,439
Guarantee deposits	655,000	3,662,700
Value Added Tax (“VAT”) receivable	550,381	641,161
Prepaid gross sales tax	318,153	431,865
Income tax	31,468	139,901
Present value	(1,289,956)	—
Other	17,911	87,297
Less:
Allowance for doubtful mortgage receivable	(2,208,275)	(2,481,439)

	47,681,566	93,848,139

	52,533,028	99,929,074

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

f) Inventory, net:

	2003 Ps.	2002 Ps.
Current
Torres de Abasto	555,153	1,315,269
Resale merchandise	98,674	—
Other	105,374	—

	759,201	1,315,269

Non-Current
Alcorta Plaza	15,950,000	15,837,959
Air space Supermercado Coto – Agüero 616	9,080,000	9,042,202

	25,030,000	24,880,161

	25,789,201	26,195,430

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

g) Fixed assets, net:

	2003 Ps.	2002 Ps.
Properties:
Shopping Centers:
- Abasto	210,848,296	217,424,669
- Alto Palermo	247,477,956	265,700,978
- Alto Avellaneda	105,133,444	99,181,859
- Paseo Alcorta	72,689,577	76,053,212
- Patio Bullrich	127,554,349	134,071,522
- Alto NOA	23,810,474	22,090,062
- Buenos Aires Design	25,840,064	24,270,123
- Neuquén	6,694,513	6,675,119
Caballito plots of land	8,821,673	8,821,673
Rosario plots of land	41,100,446	41,100,446
Other properties	10,742,882	11,434,151
Leasehold improvements	425,572	5,234,783
Facilities	2,170,834	1,990,664
Furniture and fixture	1,959,384	2,274,900
Computer equipment	2,512,778	3,073,932
Software	1,244,161	1,933,469
Work in progress:
- Caballito	17,178,328	15,979,383
- Rosario	10,400,195	14,946,515
- Neuquén	1,844,421	1,844,345
- Patio Bullrich	248,417	229,806
- Buenos Aires Design	—	99,261
- Leasehold improvements	—	1,346,057
- Paseo Alcorta	—	190,049

	918,697,764	955,966,978

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

h) Intangible assets, net:
	2003 Ps.	2002 Ps.
Trademarks	267,137	400,438
Expenses related to securitization of receivables	334,565	3,023,437
Preoperating expenses	1,526,875	3,427,098
Advertising:
- Torres de Abasto	38,755	54,176
Tenant list Patio Bullrich	235,294	1,176,684
Other deferred charges	—	213,260

	2,402,626	8,295,093

i) Goodwill:
	2003 Ps.	2002 Ps.
- Ex Alto Palermo S.A.	10,466,951	12,929,921
- Fibesa S.A.	14,851,803	16,973,620
- Tarshop S.A.	305,993	368,971
- Inversha S.A.	583,822	697,088
- Pentigrás S.A.	321,441	387,465

	26,530,010	31,357,065

j) Trade accounts payable:
	2003 Ps.	2002 Ps.
Current
Suppliers	16,130,519	15,842,907
Accruals	2,384,358	1,758,375
Imports payable	963,817	1,493,963

	19,478,694	19,095,245

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

	2003 Ps.	2002 Ps.
Non-current
Imports payable	3,609,629	6,873,772

	3,609,629	6,873,772

	23,088,323	25,969,017

k) Short-term and long-term debt:

	2003 Ps.	2002 Ps.
Short-term debt
- Banks
Scotiabank loan	3,000,000	3,371,100
HSBC Bank loan	272,245	1,456,259
Industrial de Azul Bank loan	700,000	—
Banca Nazionale del Lavoro loan	—	21,060,947
Reference stabilization index (“CER”)	1,329,335	2,978,948
Bank Boston loan	—	6,424,251
Other	158,742	752,443
Accrued interest	523,448	1,227,847
Loans advance	—	(19,226,563)

Subtotal	5,983,770	18,045,232

- Financial
Senior Notes	4,801,335	19,136,596
Accrued interest for Notes, Senior Notes and unsecured convertible Notes	8,497,521	2,569,681
Unaccrued deferred financing costs	(1,873,143)	(4,223,105)
Other loans	1,755,272	—
Seller financing	4,900,195	3,668,892
Accrued interest for Seller financing	591,036	413,328
Mortgage loans	43,294	145,145

Subtotal	18,715,510	21,710,537

	24,699,280	39,755,769

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

	2003 Ps.	2002 Ps.
Long-term debt
Unsecured convertible Notes	139,561,845	—
Notes	49,621,000	57,803,128
Senior Notes	25,206,998	129,561,356
Interest rate swap payable	—	61,072,227
Unaccrued deferred financing costs	(1,349,510)	(6,371,724)
Other loans	5,098,500	—

Subtotal	218,138,833	242,064,987

	242,838,113	281,820,756

l) Salaries and social security payable:
	2003 Ps.	2002 Ps.
Provision for vacation and bonuses	2,605,921	621,193
Social security payable	651,521	633,212
Salaries payable	360,886	283,924
Other	164,698	60,286

	3,783,026	1,598,615

m) Taxes payable:
	2003 Ps.	2002 Ps.
Current
VAT payable, net	2,069,899	4,562,343
Asset tax payable, net	2,117,320	3,540,233
Other tax withholdings	575,858	169,220
Gross sales tax provision	461,569	1,589,880
Income tax, net	263,697	764,932
Gross sales tax withholdings	261,305	250,953
Property tax provision	34,211	31,344
Other taxes	28,359	2,295,883

	5,812,218	13,204,788

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

n) Customer advances:
	2003 Ps.	2002 Ps.
Current
Admission rights	7,442,488	6,769,618
Lease advances	3,320,211	2,526,663
Torres Abasto advances	393,617	648,859
Guarantee deposits	55,802	207,316

	11,212,118	10,152,456

Non-current
Admission rights	14,044,014	16,743,565
Lease advances	11,198,147	11,332,135
Guarantee deposits	75,964	310,611

	25,318,125	28,386,311

	36,530,243	38,538,767

o) Other liabilities:
	2003 Ps.	2002 Ps.
Current
Accrual for directors fees, net	3,164,123	1,260,548
Donations payable	1,558,305	—
Contributed leasehold improvements	212,220	212,220
Withholdings and guarantee deposits	—	408,469
Other	715,294	252,372

	5,649,942	2,133,609

Non-current
Contributed leasehold improvements	901,924	1,114,155
Withholdings and guarantee deposits	12,000	53,562

	913,924	1,167,717

	6,563,866	3,301,326

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

p) Provisions:
	2003 Ps.	2002 Ps.
Current
Provision for contingencies	—	3,903,734

	—	3,903,734

Non-current
Provision for contingencies	3,927,125	4,938,067

	3,927,125	4,938,067

	3,927,125	8,841,801

q) Financial results, net:
	2003 Ps.	2002 Ps.
Financial results generated by assets:
Loss on exposure to inflation	(12,096,767)	(89,738,413)
Impairment of long-lived assets	10,453,967	(62,074,896)
Interest income	5,683,866	4,347,888
Interest income from related parties (Note 6)	147,188	358,294

	4,188,254	(147,107,127)

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

For the years ended June 30, 2003 and 2002

NOTE 5:	(Continued)

	2003 Ps.	2002 Ps.
Financial results generated by liabilities:
Interest (expense) income	(36,087,043)	158,160,201
Other	(884,201)	(1,367,599)
Results from derivative instruments	79,874,409	(162,481,423)
Exchange differences, net	50,152,823	(862,045)
Gain on exposure to inflation	5,737,266	40,691,478
Interest with related parties (Note 6)	8,910,521	21,777,560
Gain on early redemption of debt	6,749,108	—

	114,452,883	55,918,172

	118,641,137	(91,188,955)

r) Other income (expense), net:
	2003 Ps.	2002 Ps.
Gain (loss) on early redemption of debt	13,029,776	(395,868)
Gain from sale of intangible assets	2,097,878	—
Allowance for doubtful mortgage receivable	768,003	(2,855,832)
Donations	(1,944,025)	(99,754)
Provision for contingencies, net	(2,120,862)	(7,078,729)
Write-off of abandoned investment projects	—	(333,224)
Other	1,441,099	(75,605)

	13,271,869	(10,839,012)

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

6. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the year ended		Balance receivable (payable) as of
			30.06.2003 Ps.	30.06.2002 Ps.	30.06.2003 Ps.	30.06.2002 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Non Current payable with related parties	—	—	—	(84,050,093)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	121,869	726,096
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	114,941	358,294	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest expense	5,924,880	(1,981,521)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(4,585,754)	(465,956)
Inversora Bolívar S.A.	Subsiadiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	680,049	31,761
Inversora Bolívar S.A.	Subsiadiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	32,247	—	—	—
Dalor S.A.	Shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties	—	—	(172,661)	(180,483)
Dolphin Fund Limited	Equity investee	Current payable with related parties	—	—	(184,503)	—
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(7,317)
Parque Arauco S.A.	Shareholder	Interest expense	2,985,641	23,759,081	—	—
Parque Arauco S.A.	Shareholder	Non Current payable with related parties	—	—	—	(43,917,148)
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(2,154,970)	—
Perez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	84,278
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—		16,566	14,120
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	58,417	350,225
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(79,198)	(6,287)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	216,565	11,376
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(261,383)	(52,216)
Raymond James	Equity investee	Other current receivables and prepaid expenses	—	—	—	—
Directores fees	—	Other current liabilities	—	—	(3,164,123)	(1,260,548)
Directores fees	—	Administrative expenses	(4,133,108)	(2,173,930)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 7:	SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 30.06.03 Ps.
Sales	88,953,531	24,934,629	655,149	114,543,309	(327,886)	114,215,423
Costs	(58,243,230)	(10,544,803)	(1,001,402)	(69,789,435)	2,214,568	(67,574,867)

Total gross profit	30,710,301	14,389,826	(346,253)	44,753,874	1,886,682	46,640,556

Selling expenses	(7,251,012)	(10,246,197)	(96,328)	(17,593,537)	—	(17,593,537)
Administrative Expenses	(12,321,778)	(5,886,895)	(18,809)	(18,227,482)	—	(18,227,482)
Credit Card operations	—	(4,077,136)	—	(4,077,136)	—	(4,077,136)
Torres de Abasto unit contract’s rescissions	—	—	9,682	9,682	—	9,682

Operating income (expense)	11,137,511	(5,820,402)	(451,708)	4,865,401	1,886,682	6,752,083

Net loss in equity investments	(12,072,175)	—	—	(12,072,175)	—	(12,072,175)
Depreciation of Goodwill	(4,827,055)	—	—	(4,827,055)	—	(4,827,055)
Financial results, net	118,459,391	557,476	1,510,952	120,527,819	(1,886,682)	118,641,137
Other income (expense), net	12,532,691	10,777	728,401	13,271,869	—	13,271,869

Operation income (expense)	125,230,363	(5,252,149)	1,787,645	121,765,859	—	121,765,859

Income tax	(48,786,860)	939,582	1,092,177	(46,755,101)	—	(46,755,101)
Minority interest	1,463,862	862,514	13,471	2,339,847	—	2,339,847

Net income ( expense)	77,907,365	(3,450,053)	2,893,293	77,350,605	—	77,350,605

Depreciation and amortization	49,489,053	4,893,095	302,253	54,684,401	—	54,684,401

Additions of fixed assets	2,145,272	661,009	28,606	2,834,887	—	2,834,887

Interest in other companies	14,760,545	—	—	14,760,545	—	14,760,545

Operating assets	870,859,020	20,788,426	3,122,850	894,770,296	—	894,770,296
Non operating assets	169,919,809	13,816,991	25,829,929	209,566,729	—	209,566,729

Total Assets	1,040,778,829	34,605,417	28,952,779	1,104,337,025	—	1,104,337,025

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others. The latter comprises Sales and development properties and E-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 7:	(Continued)

•	Others

-Sales and development properties: this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

-E-commerce activities: this segment includes developing stage activities primarily consisting of the Company’s on-line investment initiatives related to Alto Invest S.A. Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects. Although results of e-commerce operations are separated for management internal reporting purposes, all related revenues and associated costs are included in leases and services line of the Company’s consolidated statements of income.

The Company’s primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 2. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 8:	RESTRICTED ASSETS

a)	At June 30, 2003, Shopping Neuquén S.A. included Ps. 43,294 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

b)	On January 18, 2001 Shopping Alto Palermo S.A. issued Senior Notes that will be guaranteed through the trust transfer in favor of the holders of 100% of the Company’s shares.

c)	On December 19, 2001 a “Guarantee Trust” contract was executed between Tarshop S.A. as Trustor and HSBC Participaciones (Argentina) S.A. as Trustee guaranteeing the fulfillment of Tarshop S.A.’s obligations with the beneficiary - HSBC Bank Argentina S.A.. These obligations include a loan of Ps. 1.5 million, requested by Tarshop S.A. on November 9, 2000.
The funds in trust include credits arising in favor of Tarshop S.A. from coupons issued for charges to be made to certain Tarjeta Shopping users, which Tarshop S.A. issues.

ALTO PALERMO S.A. (APSA)

Notes to the consolidated financial statements (Continued)

NOTE 9:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 83.1 million of its customer credit card receivable balances to Trusts. Under the securitization programs, the Trusts issued Ps. 12.4 million nominal value subordinated CPs Ps. 23.8 million 12% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 0.2 million.

ALTO PALERMO S.A. (APSA)

Financial Statements

For the years

ended as of June 30, 2003 and 2002

ALTO PALERMO S.A. (APSA)

Balance Sheets as of June 30, 2003 and 2002

	2003 (Notes 1 and 2) Ps.	2002 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	15,804,445	2,395,408
Investments (Schedules D and I)	1,961,435	1,259,831
Accounts receivable, net (Note 3.b and Schedule I)	8,466,375	12,318,958
Other receivables and prepaid expenses (Note 3.c and Schedules G and I)	18,212,973	38,397,638
Inventory (Nota 3.d and Schedule F)	660,527	1,315,269

Total Current Assets	45,105,755	55,687,104

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	1,158,850	2,893,433
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	27,523,926	70,260,718
Inventory, net (Note 3.d and Schedule F)	26,053,005	25,903,111
Fixed assets, net (Schedule A)	633,971,072	649,704,086
Investments, net (Schedule C)	302,376,383	260,652,516
Intangible assets, net (Schedule B)	519,285	3,142,756

Total Non-Current Assets	991,602,521	1,012,556,620

Total Assets	1,036,708,276	1,068,243,724

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	7,803,673	10,023,231
Short-term debt (Note 3.f and Schedules G and I)	12,854,499	14,194,244
Salaries and social security payable (Note 3.g and Schedule I)	2,354,287	821,202
Taxes payable (Note 3.h and Schedule I)	3,319,387	8,775,440
Customer advances (Note 3.i and Schedule I)	7,982,348	8,698,050
Related parties (Note 5 and Schedule I)	9,831,717	3,033,553
Other liabilities (Note 3.j and Schedule I)	4,398,554	752,566

Total debts	48,544,465	46,298,286

Provisions (Note 3.k)	—	3,903,734

Total Current Liabilities	48,544,465	50,202,020

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	3,609,629	6,873,772
Long-term debt (Note 3.f and Schedules G and I)	198,060,464	169,788,770
Related parties (Note 5 and Schedule I)	—	127,967,241
Customer advances (Note 3.i and Schedule I)	22,401,762	25,961,293
Other liabilities (Note 3.j and Schedule I)	913,924	1,127,626

Total debts	224,985,779	331,718,702

Provisions (Note 3.k)	3,927,125	4,907,242

Total Non-Current Liabilities	228,912,904	336,625,944

Total Liabilities	277,457,369	386,827,964

SHAREHOLDERS´ EQUITY	759,250,907	681,415,760

Total Liabilities and Shareholders’ Equity	1,036,708,276	1,068,243,724

The accompanying notes and schedules are an integral part of these financial statements.

Marcos Marcelo Mindlin

Vicepresident

ALTO PALERMO S.A. (APSA)

Statements of Income

For the years

ended June 30, 2003 and 2002

	2003 (Notes 1 and 2) Ps.	2002 (Notes 1 and 2) Ps.
Sales:
Leases and services	58,181,908	100,345,280
Sales and development properties	462,020	4,003,216

Total sales	58,643,928	104,348,496

Costs:
Leases and services (Schedule F)	(34,037,039)	(45,485,575)
Sales and development properties (Schedule F)	(699,141)	(5,397,943)

Total costs	(34,736,180)	(50,883,518)

Gross profit (loss):
Leases and services	24,144,869	54,859,705
Sales and development properties	(237,121)	(1,394,727)

Total gross profit	23,907,748	53,464,978

Selling expenses (Schedule H)	(4,870,223)	(26,742,916)
Administrative expenses (Schedule H)	(9,788,166)	(9,624,352)
Torres de Abasto unit contracts’ rescissions	9,682	60,394

	(14,648,707)	(36,306,874)

Operating income	9,259,041	17,158,104

Net (loss) income in equity investments (Note 6)	(18,455,334)	24,044,333
Financial results generated by assets (Note 3.l)	7,267,135	(116,042,363)
Financial results generated by liabilities (Note 3.l)	118,560,659	4,926,663
Other income (expense), net (Note 3.m)	6,780,140	(10,388,062)

Income (loss) before taxes	123,411,641	(80,301,325)
Income tax (Note 17)	(46,061,036)	68,949,517

Net income (loss)	77,350,605	(11,351,808)

Earnings (deficit) per share (Note 10)	0.1103	(0.0162)

The accompanying notes and schedules are an integral part of these financial statements.

Marcos Marcelo Mindlin

Vicepresident

ALTO PALERMO S.A. (APSA)

Statements of Changes in Shareholders’ Equity

For the years

ended June 30, 2003 and 2002

Items	Shareholders’ contributions				Appraisal revaluation Ps.	Legal reserve (Note 12) Ps.	Accumulated retained earnings (deficit) Ps.	Total as of June 30, 2003 Ps.	Total as of June 30, 2002 Ps.
	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of beginning of the years	70,000,000	84,620,426	522,803,958	677,424,384	3,952,571	4,401,179	(4,362,374)	681,415,760	723,224,675
Adjust to prior years’ results (Note 2.1.)	—	—	—	—	—	—	—	—	(30,457,107)

Adjustments balances as of beginning of the years	70,000,000	84,620,426	522,803,958	677,424,384	3,952,571	4,401,179	(4,362,374)	681,415,760	692,767,568
Issuance of common stock	482,974	483	1,085	484,542	—	—	—	484,542	—
Net income (loss) for the years	—	—	—	—	—	—	77,350,605	77,350,605	(11,351,808)

Balances as of June 30, 2003	70,482,974	84,620,909	522,805,043	677,908,926	3,952,571	4,401,179	72,988,231	759,250,907	—

Balances as of June 30, 2002	70,000,000	84,620,426	522,803,958	677,424,384	3,952,571	4,401,179	(4,362,374)	—	681,415,760

The accompanying notes and schedules are an integral part of these financial statements.

Marcos Marcelo Mindlin

Vicepresident

31

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the years

ended June 30, 2003 and 2002

	2003 (Notes 1 and 2) Ps.	2002 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalent at the beginning of the year	3,655,239	6,724,150

Cash and cash equivalent at the end of the year	17,765,880	3,655,239

Net increase (decrease) in cash and cash equivalents	14,110,641	(3,068,911)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) for the years	77,350,605	(11,351,808)
Adjustments to reconcile net income (loss) to cash flow from operating activities:
• Financial results	(126,336,092)	(15,210,890)
• Impairment of long live assets	(10,453,967)	57,745,949
• Gain from sale of intangible assets	(2,097,878)	—
• Amortization of imparment of long-lived assets	(2,888,218)	—
• Depreciation of fixed assets	31,071,259	32,310,077
• Amortization of intangible assets	1,073,817	2,364,985
• Allowance for doubtful accounts	2,454,200	22,147,052
• Allowance for doubtful mortgage receivable	—	2,855,832
• Provision for contingencies	2,147,844	6,814,440
• Gain on early redemption of debt	(10,401,905)	(334,595)
• Net loss (income) in equity investments	18,455,334	(24,044,333)
• Other provisions	3,493,305	—
• Recovery of provision for contingencies	—	(117,306)
• Income tax	46,061,036	(68,949,517)
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Decrease (increase) in accounts receivable	1,531,905	(1,712,361)
• Increase in other receivables and prepaid expenses	(3,178,634)	(2,662,170)
• Increase in intangible assets	(196,438)	(394,707)
• Decrease in inventory	663,175	7,097,579
• (Decrease) increase in trade accounts payable	(3,683,934)	10,008,633
• Decrease in customer advances	(3,354,601)	(15,049,723)
• Increase (Decrease) in salaries and social security payable	1,636,617	(1,520,993)
• (Decrease) increase in taxes payable	(4,732,553)	11,135,449
• Decrease in other liabilities	(1,866)	(1,482,163)
• Decrease in provisions	(3,325,745)	—
• Increase in related parties	3,008,788	6,821,058
• Increase in accrued interest	5,674,380	36,271,194

Net cash provided by operating activities	23,970,434	52,741,682

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(1,769,178)	(2,819,158)
• Acquisition of inventory	(17,672)	(431,827)
• Increase in investments	(43,626,916)	(914,242)
• Net proceeds from sale of intangible assets	2,097,950	—

Net cash used in investing activities	(43,315,816)	(4,165,227)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Decrease in other receivables and prepaid expenses	—	(17,867,526)
• Proceeds from loans granted by related parties	—	248,351,227
• Proceeds from short-term and long-term debt	73,693,219	32,313,275
• Payment of short-term and long-term debt	(6,193,532)	(49,389,915)
• Payment of loans granted by related parties	—	(123,199,436)
• Derivative instruments collateral deposits	—	(109,909,097)
• Financing costs	(227,248)	(62,324)
• Redemption of debt	(33,816,416)	(31,881,570)

Net cash provided by (used in) financing activities	33,456,023	(51,645,366)

Net Increase (Decrease) in cash and cash equivalents	15,369,103	(3,068,911)

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these financial statements.

Marcos Marcelo Mindlin

Vicepresident

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the years

ended June 30, 2003 and 2002

		2003 Ps.	2002 Ps.
Additional information

Non-cash activities
–	Increase in customer advances through a decrease in other liabilities	2,836,049	—
–	Conversion of balances with related parties into unsecured convertible Notes	118,663,132	—
–	Irrevocable contributions in related parties through a decrease in other non-current receivables with related parties	16,521,108	—
–	Conversion of negotiable obligations into ordinary shares	484,542	—
–	Increase en fixed assets through a decrease in other receivables and prepaid expenses	112,231	—

Marcos Marcelo Mindlin

Vicepresident

ALTO PALERMO S.A. (APSA)

Notes to the financial statements

For the years

ended June 30, 2003 and 2002

(expressed in constant Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

a)	Basis of presentation

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

These financial statements must be considered in the light of the circumstances mentioned in Note 1 of consolidated financial statements.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements, which have been applied consistently with respect to the previous year, except as indicated in point 2.1 below, which provides a detail of the change of criteria and adjustments to prior years´ results.

1.	New technical pronouncements

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Resolution No. 16 “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Resolutions Nos. 4, 5, 6, 8, 9, 11 and 14” and No. 20: “Derivatives and hedging transactions” through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Resolutions and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for Technical Resolution No. 20, whose effective date tallies with the financial years commencing January 1, 2003.

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

The main amendments introduced by the new Technical Resolutions involving significant adjustments to the Company’s financial statements are:

a.	Adoption of an accounting model in which the intention of the Company prevails in defining the valuation criteria to be used. In this context, only assets for sale were valued at their current values. Receivables and payables were generally recognized at their discounted values.

b.	Incorporation of strict guidelines for purposes of comparison against recoverable values.

c.	Obligatory requirement regarding application of the deferred tax method for recognition of income tax.

d.	Research, development, trademarks, advertising, reorganization and other costs cannot be capitalized. Only organization and pre-operating costs that meet certain requirements can be capitalized.

e.	Determination of guidelines for recognition, measurement and disclosure of derivatives and hedge operations.

f.	Incorporation of guidelines to be followed to determine whether certain transactions (financial instruments issued by the Company, irrevocable contributions, preferred shares) must be classified under liabilities or shareholders’ equity.

g.	Incorporation of new disclosure requirements, including information by segment, earnings per share and comparative information to be filed.

A detail of prior years’ adjustments resulting from application of the new accounting standards is included in the following table:

Item	Effect on accumulated results at the beginning of year Ps.	Effect on results at 30.06.02 (comparative) Ps.
Application of deferred tax method (vs. current tax)	51,834,118	68,949,517
Recording of adjustment to prior years’ results in subsidiaries under long-term investments	12,803,453	14,818,720
Recording of financial derivatives at estimated settlement cost (See Note 9)	(58,798,327)	(47,471,883)

Total	5,839,244	36,296,354

In accordance with new Technical Pronouncements, certain transition rules permit and in certain cases require application of valuation and disclosure criteria incorporated in those rules on a prospective basis. The transition rules applied by the Company, which affect the comparability of the financial statements, are as follows:

a.	Capitalization of advertising expenses included in intangible assets is not permitted by new accounting standards. The balance at June 30, 2003, however, will be amortized within one year.

b.	Goodwill balances determined before June 30, 2002 have not been adjusted.

c.	No comparative information corresponding to certain disclosure requirements incorporated by the new standards has been provided.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

2.	Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At June 30, 2003, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

The following concepts are included together in the Statements of Income “Financial results generated by assets” and “Financial results generated by liabilities”:

a. The result of exposure to changes in the purchasing power of the currency.

b. Other holding gains and losses arising during the year.

c. Financial results.

3.	Comparative information

Comparative balances at June 30, 2002 and for the year ended on June 30, 2002 shown in these financial statements for comparative purposes result from restating the amounts in the financial statements at those dates following the guidelines detailed in Note 2.2.

Certain amounts in the financial statements at June 30, 2002 and for the year then ended were reclassified for disclosure on a comparative basis with those for the current year.

4.	Use of estimates

The preparation of these financial statements requires that Management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

5.	Revenue recognition

5.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying balance sheets.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers´ operations. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

5.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

5.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica. E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

For the years ended June 30, 2003 and 2002, net revenues from Altocity.Com totaled Ps. 0.7 million and Ps. 1.5 million and had a net loss of Ps. 6.6 million and Ps. 17.0 million, respectively.

In addition, the Company holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. As from May 2001, Alto Invest S.A. suspended all its transactions, excepting its off-line transactions. During the year ended June 30, 2003, the Company has initiated advisory and consultancy services, for which it is restructuring human resources.

6.	Investments

6.1.	Current investments

Mutual funds have been valued at quotation value in force at year end.

See the breakdown of current investments in Schedule D.

6.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. See the breakdown of non-current investments in Schedule C.

At June 30, 2003 and 2002, the Company recognized an impairment loss generated by the higher value of the shares paid by Pérez Cuesta S.A.C.I. and Shopping Neuquen S.A. amounting to Ps. 7.5 million and Ps. 3.6 million, respectively.

The consolidated financial statements as of and for the year ended June 30, 2003 of Alto Palermo S.A. and its subsidiaries, Emprendimiento Recoleta S.A., Tarshop S.A., Shopping Neuquén S.A., Inversora del Puerto S.A., Alto Invest S.A., Fibesa S.A. and Shopping Alto Palermo S.A. are presented.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

7.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation at the end of the year, as defined in Note 2.2.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.5. 2. has been valued at its acquisition cost, adjusted for inflation at the end of the year.

At June 30, 2002, the Company recognized an impairment loss generated by the holding of non-current inventories amounting to Ps. 6.3 million, and at June 30, 2003 a recovery of Ps. 123,190 was recorded.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center.

8.	Fixed assets

Properties purchased for rental purposes are classified as fixed assets.

Fixed assets have been valued at cost, adjusted for inflation at the end of the year, as defined in Note 2.2., less accumulated depreciation.

Furthermore, there are a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3.9 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

At June 30, 2002, an impairment loss generated by holdings of fixed assets for Ps. 51,467,988 was recorded, and at June 30, 2003 a recovery of Ps. 13,474,046 was recorded.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition, apportioned to the months elapsed until the closing of the year.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

9.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation at the end of the year, as defined in Note 2.2., net of accumulated amortization at year end.

See the breakdown of intangible assets in Schedule B.

9.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

9.2.	Preoperating expenses

Preoperating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

9.3.	Advertising expenses

Advertising expenses relate to the Torres Abasto project and the opening of Abasto Shopping. The expenses incurred in relation to Torres Abasto project are recognized in the statements of income as determined under the percentage- of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

9.4.	Investment projects

Investment projects represent expenses incurred by the Company in projects connected with sales made through mass media which are amortized under the straight-line method as from the start-up of the project. These expenses are written off upon abandonment or disposal of project.

9.5.	Tenant list - Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the year, as described in Note 2.2. and is amortized using the straight-line method over a five years period.

Intangible assets include advertising expenses that cannot be capitalized in accordance with current accounting standards, which will be amortized in the coming year as a result of the application of the transition rules mentioned in Note 2.1.

The value of the intangible assets, does not exceed its estimated recoverable value at the end of the year.

10.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated into year-end currency following the guidelines mentioned in Note 2.2., being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

Amortization is shown in Note 6 and in “Net (loss) income in equity investments” in the Statements of Income.

11.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

12.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at year end.

13.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

14.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

15.	Other receivables and liabilities

- Minimum notional income tax was valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

- As established by the regulations of the National Securities Commission and as mentioned above, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

- The remaining sundry receivables and payables were valued based on the best estimate of the nominal value of the amount receivable and payable, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

16.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

17.	Allowances and provisions

- For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. Increases or decreases for the year are shown in Schedule E.

- For impairment of inventories, fixed assets and non-current investments in other companies: the Company has estimated the recoverable values of inventories, fixed assets and non-current investments in other companies at June 30, 2003 and 2002 based on their economic values to the business determined on the basis of projections of future discounted cash flows.

Based on those estimates, the Company has reversed or recognized impairment losses as detailed in Schedule E to these financial statements.

- For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the year are shown in Schedule E.

At the date of issue of these financial statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

18.	Hedging instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company’s derivative instruments activity, see Note 9.

- Interest rate swaps

Interest rate swaps are used to effectively hedge certain interest rate exposures. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the year.

- Foreign currency forward-exchange contracts

The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company’s risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs.

19.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (See Note 11).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issue of these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 2:	(Continued)

20.	Asset tax provision

The Company calculates tax on minimum notional income by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if tax on minimum notional income exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

21.	Shareholders’ equity

Initial balances and movements in shareholders’ equity accounts are shown in currency of the month to which they correspond, and were restated as mentioned in Note 2.2.

The balance of the “Appraisal revaluation” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.8.

22.	Results for the year

Statements of Income accounts are shown in currency of the month to which they correspond, restated as mentioned in Note 2.2., except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets. Financial results are shown in a separate note, broken down into those generated by assets or liabilities.

Significant implicit financial components included in profit and loss accounts have been duly segregated.

23.	Advertising expenses

The Company generally recognizes advertising and promotion expenses as incurred, except for those incurred in the sale of real estate projects. For further detail see Note 2.5.2 Advertising and promotion expenses amounted to Ps. 26,315 and Ps. 111,209 during the years ended on June 30, 2003 and 2002, respectively.

24.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

25.	Vacation expenses

Vacation expenses are fully accrued in the year of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	2003 Ps.	2002 Ps.
Cash in local currency	247,912	1,375,872
Cash in foreign currency (Shedule 6)	1,838,409	807,756
Banks in local currency	1,945,155	—
Banks in foreign currency (Schedule 6)	10,943,253	184,046
Saving accounts	829,716	27,734

	15,804,445	2,395,408

b) Accounts receivable, net:

	2003 Ps.	2002 Ps.
Current
Leases and services receivable	12,897,894	12,993,427
Pass-through expenses receivable	3,718,272	5,362,161
Debtors under legal proceedings	18,027,063	18,643,423
Checks to be deposited	3,921,239	9,610,255
Mortgage receivable	305,895	310,943
Notes receivable	164,373	377,879
Credit card receivable	5,592	147,920
Less:
Allowance for doubtful accounts (Schedule E)	(30,573,953)	(35,127,050)

Total	8,466,375	12,318,958

Non-current
Leases and services receivable	—	1,329,181
Mortgage receivable	1,158,850	1,564,252

Total	1,158,850	2,893,433

	9,625,225	15,212,391

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3:	(Continued)

c)	Other receivables and prepaid expenses, net:

	2003 Ps.	2002 Ps.
Current
Related parties (Note 5)	15,292,798	35,310,153
Prepaid services	330,356	—
Interest rate swap receivable	306,867	—
Dividends receivable (Note 5)	426,461	479,215
Guarantee deposits (i)	307,123	136,753
Prepaid expenses	191,274	1,793,964
Prepaid gross sales tax	176,765	225,635
Other tax credits	35,030	62,956
Other	1,146,299	388,962

Total	18,212,973	38,397,638

(i)	Includes Ps. 107,922 which are restricted (see Note 7.a)

Non-current
Asset tax credits	20,015,524	17,854,961
Present value	(1,011,738)	—
Interest rate swap receivable (ii)	8,172,241	—
Deferred income tax	67,040	51,834,118
Mortgage receivable	2,208,275	2,481,439
Prepaid gross sales tax	231,539	344,506
Income tax	31,468	139,901
Other	17,852	87,232
Less:
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,481,439)

Total	27,523,926	70,260,718

	45,736,899	108,658,356

(ii)	Corresponds to: 1) US$ 50 million for guarantees granted to Morgan Guaranty Trust Company of New York and 2) a right of U$S 47 million arising from a Swap agreement (See Note 7.c) and 9.i).

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3:	(Continued)

d)	Inventory, net:

	2003 Ps.	2002 Ps.
Current
Torres de Abasto	555,153	1,315,269
Other	105,374	—

	660,527	1,315,269

Non-current
Alcorta Plaza	16,973,005	16,860,909
Air space Supermercado Coto - Agüero 616	9,080,000	9,042,202

	26,053,005	25,903,111

	26,713,532	27,218,380

e)	Trade accounts payable:

	2003 Ps.	2002 Ps.
Current
Suppliers	4,936,795	7,014,404
Accruals	1,903,061	1,514,864
Imports payable	963,817	1,493,963

	7,803,673	10,023,231

Non-current
Imports payable	3,609,629	6,873,772

	3,609,629	6,873,772

	11,413,302	16,897,003

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3:	(Continued)

f)	Short-term and long-term debt:

	2003 Ps.	2002 Ps.
Short-term debt
- Banks
Banca Nazionale del Lavoro loan	—	21,060,947
Bank Boston loan	—	6,424,251
Accrued interest	—	1,041,452
Loans advance	—	(19,226,563)

Subtotal	—	9,300,087

- Financial
Seller financing (i)	4,900,195	3,668,892
Accrued interest (i)	591,036	413,328
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (ii)	8,166,496	2,040,036
Unaccrued deferred financing costs (iii)	(803,228)	(1,228,099)

Subtotal	12,854,499	4,894,157

Total	12,854,499	14,194,244

Long-term debt
- Financial
Notes, Senior Notes and unsecured convertible Notes (ii)	198,785,511	110,455,496
Interest rate swap payable	—	61,072,227
Unaccrued deferred financing costs (iii)	(725,047)	(1,738,953)

Subtotal	198,060,464	169,788,770

	198,060,464	169,788,770

	210,914,963	183,983,014

(i)	Includes Ps. 3,265,010 related to seller financing obtained in connection with the acquisition of Shopping Neuquén on July 6, 1999, of which Ps. 1,635,185 relates to a reference stabilization index (CER). Such loan accrues interest at six-month LIBOR. As of June 30, 2003 the six-month LIBOR was 1.10%.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3:	(Continued)

(ii)	Includes:

a)	Ps. 49.6 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 and October 7 each year, commencing October 7, 2000. On April 7, 2003 the Company settled semiannually interest accrued at the end of the year.

b)	Ps. 6.6 million Senior Notes due January 13, 2005. Interest accrue at a corrected Badlar rate plus 395 base points.

Under the terms of Decree No. 214/02, debts in U.S. dollars in the financial system were converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were applied to these debts. As of June 30, 2003, the rate applied to this debts was 8% per annum.

Interest on the Senior Notes are payable quarterly beginning on July 17, 2001. On July 17, 2003 the Company settled quarterly interest accrued at the end of the year.

These Senior Notes are guaranteed by the trust transfer in favor of its holders of all the shares of Shopping Alto Palermo S.A.’s equity.

The Company applied the net funds arising from offering the securities to the settlement of bank loans and redemption of Senior Notes Class A-2, thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

The conditions of the Senior Notes require that the Company maintain certain financial ratios and conditions, indexes and levels of indebtedness, as well as setting limits on the obtaining of new loans.

c)	The amount of Ps. 139.6 million corresponding to the issue of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

The Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price of US$ 0.0324, which means that each note may be exchanged for 30,864 shares with a par value of Ps. 0.1, interest accrues at an annual rate of 10% and is payable semiannually and at a subscription price of 100% of the principal amount of the Notes. These Notes will fall due on July 19, 2006.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3: (Continued)

On January 15, 2003 the Company settled interest accrued at the end of the year.

The Company applied the funds arising from offering the unsecured convertible Notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

(iii)	Fees and expenses related to issue of debt, which will be amortized over the term of settlement of the debt corresponding to negotiable obligations. The rate ranges between 20 and 25% p.a.. Amortization for the year totaled Ps. 976,481 and is shown in Note 3.l).

g)	Salaries and social security payable:

	2003 Ps.	2002 Ps.
Provision for vacation and bonuses	1,842,520	413,123
Social security payable	387,838	372,302
Other	123,929	35,777

	2,354,287	821,202

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3:	(Continued)

h)	Taxes payable:

	2003 Ps.	2002 Ps.
VAT payable, net	1,185,544	2,670,337
Asset tax payable, net	1,427,040	2,623,653
Gross sales tax payable	229,343	1,001,115
Gross sales tax withholdings	253,817	237,206
Other tax withholdings	161,073	97,416
Property tax provision	34,211	31,344
Other taxes	28,359	2,114,369

Total	3,319,387	8,775,440

i)	Customer advances:

	2003 Ps.	2002 Ps.
Current
Admission rights (i)	5,060,469	5,233,387
Lease advances (ii)	2,866,077	2,639,949
Torres Abasto advances	—	648,859
Guarantee deposits	55,802	175,855

	7,982,348	8,698,050

Non-current
Admission rights (i)	11,127,651	14,318,547
Lease advances (ii)	11,198,147	11,332,135
Guarantee deposits	75,964	310,611

	22,401,762	25,961,293

	30,384,110	34,659,343

(i)	The balance of admission rights mostly corresponds to key-money paid by Shopping Mall tenants. The non-current balance includes Ps. 4,500,000 corresponding to advances granted by NAI International II, INC for application to goodwill to be accrued corresponding to sites for the construction of cinema theater complexes in Shopping Rosario.

No interest is accrued on this advance as long as the Company does not suspend work on the Rosario project.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3:	(Continued)

(ii)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 8,222,190 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of June 30, 2003 the six-month LIBOR was 1.10%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

j)	Other liabilities:

	2003 Ps.	2002 Ps.
Current
Acruals for directors fees, net	2,680,000	22,634
Donations payable	813,305	—
Withholdings and guarantee deposits	—	408,469
Contributed leasehold improvements (i)	212,220	212,220
Other	693,029	109,243

Total	4,398,554	752,566

Non-current
Contributed leasehold improvements (i)	901,924	1,114,155
Withholdings and guarantee deposits	12,000	13,471

Total	913,924	1,127,626

	5,312,478	1,880,192

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3:	(Continued)

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the years ended June 30, 2003 and 2002.

k)	Provisions:

	2003 Ps.	2002 Ps.
Current
Provision for contingencies (i)	—	3,903,734

Total	—	3,903,734

Non current
Provision for contingencies (i)	3,927,125	4,907,242

	3,927,125	4,907,242

	3,927,125	8,810,976

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 3:	(Continued)

l)	Financial results, net:

	2003 Ps.	2002 Ps.
Financial results generated by assets:
Impairment of long-lived assets	10,453,967	(57,745,949)
Interest income	4,066,673	2,463,807
Interest income from related parties (Note 5)	2,033,871	3,799,191
Loss on exposure to inflation	(9,287,376)	(64,559,412)

Total	7,267,135	(116,042,363)

Financial results generated by liabilities:
Exchange differences, net	50,359,175	(709,769)
Results from derivative instruments	79,874,409	(162,481,423)
Interest income with related parties (Note 5)	8,713,124	21,625,213
Gain on exposure to inflation	50,292	35,562,312
Gain on early redemption of debt (i)	3,217,435	—
Interest (expense) income	(22,930,645)	111,996,596
Other	(723,131)	(1,066,266)

Total	118,560,659	4,926,663

	125,827,794	(111,115,700)

m)	Other income (expense), net:

	2003 Ps.	2002 Ps.
Gain (loss) on early redemption of debt (i)	6,494,924	(395,868)
Gain from sale of intangible assets	2,097,878	—
Donations	(1,199,025)	—
Allowance for doubtful mortgage receivable	—	(2,855,832)
Write-off of abandoned investment projects	—	(333,224)
Other	(613,637)	(6,803,138)

Total	6,780,140	(10,388,062)

(i)	During the year ended June 30, 2003, the Company redeemed Senior Notes for up to Ps. 32 million which originated a charge of Ps. 0.7 million relating to the amortization of deferred financing costs.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 4:	COMMON STOCK

As of June 30, 2003, the capital stock consisted of 704,829,745 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value	Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	29.10.87	29.12.1987
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	26.10.88	29.12.1988
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	25.10.89	05.02.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	31.08.95	15.03.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	29.10.96	15.05.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.03.98	21.10.1999
Shares issued for cash	581,061	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	5,918,939	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	482,974	See Note 11		Pending

	70,482,974

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the Nasdaq authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The	following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the years ended		Balance receivable (payable) as of
			30.06.2003 Ps.	30.06.2002 Ps.	30.06.2003 Ps.	30.06.2002 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(2,047,407)	(431,259)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Non Current payable with related parties	—	—	—	(84,050,093)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	120,258	719,304
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	114,941	358,294	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest expense	6,036,309	(1,981,521)	—	—
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(7,319)
Parque Arauco S.A.	Shareholder	Interest expense	3,041,962	23,759,079	—	—
Parque Arauco S.A.	Shareholder	Non Current payable with related parties	—	—	—	(43,917,148)
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(907,357)	—
Tarshop S.A.	Subsidiary	Leases	250,919	440,653	—	—
Tarshop S.A.	Subsidiary	Interest income	1,886,683	3,440,897	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	11,924,701	15,183,870
Tarshop S.A.	Subsidiary	Current payable with related parties	—	—	—	—
Perez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	84,278
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,232,482	381,749
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(982,231)	(2,125)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees	145,008	241,961	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Dividends receivable	—	—	351,461	394,937
Emprendimiento Recoleta S.A.	Subsidiary	Interest expense	(45,121)	—	—	—
Fibesa S.A.	Subsidiary	Administration fees	120,840	200,004	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	474	—
Fibesa S.A.	Subsidiary	Interest expense	(247,378)	(152,345)	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(2,114,590)	(2,364,350)
Fibesa S.A.	Subsidiary	Directors’ fees	320,000	—	(320,000)	—
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	16,566	14,122
E-Commerce Latina S.A.	Equity investee	Administration fees	6,042	10,000	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	58,417	349,997
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(70,276)	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	42,282	42,615	—	—
Alto Invest S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	—	5,661
Alto Invest S.A.	Subsidiary	Current payable with related parties	—	—	(90,692)	—
Alto Invest S.A.	Subsidiary	Interest expense	(3,504)	—	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,043,286	18,612,313
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(3,061,766)	(58,295)
Shopping Alto Palermo S.A.	Subsidiary	Directors’ fees	738,461	1,373,341	(85,909)	(932,245)
Shopping Alto Palermo S.A.	Subsidiary	Interest expense	(69,144)	—	—	—
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(117,989)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	216,565	11,376
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(261,383)	(52,216)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	680,049	31,761
Inversora Bolívar S.A.	Equity investee	Interest income	32,247	—	—	—
Dolphin Fund Limited	Equity investee	Current payable with related parties	—	—	(184,503)	—
Directors fees	—	Administrative expenses	(2,986,864)	(41,875)	(2,680,000)	(67,422)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 6:	NET (LOSS) INCOME IN EQUITY INVESTMENTS

The breakdown of the net (loss) income in equity investments is the following:

	2003 Ps.	2002 Ps.
(Loss) Income in equity investments	(10,981,262)	27,690,628
Impairment of Shopping Neuquén S.A. higher investment value	—	(3,646,295)
Impairment of Pérez Cuesta S.A.C.I. higher investment value	(7,474,072)	—

	(18,455,334)	24,044,333

NOTE 7:	RESTRICTED ASSETS

Further to the comments in Note 3.f) (ii) b), the Company owns the following restricted assets:

a)	At June 30, 2003, in the other receivables and prepaid expenses caption, the Company has funds amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification.

b)	At June 30, 2003, there was Ps. 14.4 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

c)	At June 30, 2003 there is a balance of Ps. 140 million in the caption other non-current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions. See Note 3.c (ii).

NOTE 8:	MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on September 30, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 9:	DERIVATIVE INSTRUMENTS

The Company utilizes various hedge instruments, primarily interest rate swaps and foreign currency forward-exchange contracts, to manage its interest rate exposure associated with its peso-denominated fixed-rate debt. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

At June 30, 2003 and 2002, the Company had the following derivative activity:

(i)	Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of June 30, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005 that as of June 30 2003 it estimated settlement cost was of US$ 47.1 millon. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statements of income. During the years ended June 30, 2003 and 2002, the Company recognized a gain of Ps. 79.87 million and Ps. 162.48 million, respectively.

The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

(ii)	Foreign currency forward-exchange contracts

The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company’s risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. At June 30, 2003 and 2002, the Company does not hold any foreign currency forward-exchange contract outstanding and during the year ended June 30, 2002 recognized a gain of Ps. 0.2 million.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 10:	EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Negotiable Obligations convertible into Ordinary Shares of the Company for a nominal value of up to US$ 50,000,000, mentioned in Note 13, exercising their right to convert the bonds held by them into shares.

- Weighted average outstanding shares total 70,101,676.

- Conversion of securities into debt.

- Weighted average diluted ordinary shares total 202,398,657.

Below is a reconciliation between net income (loss) for the years and the result used as basis for calculation of the basic and diluted earnings per share.

	30.06.03	30.06.02
Result for calculation of basic earnings (deficit) per share	77,350,605	(11,351,808)
Interest	14,636,950	—
Exchange difference	(41,774,272)	—
Income tax	9,498,063	—

Result for calculation of diluted earnings (deficit) per share	59,711,346	(11,351,808)

Net basic earnings (deficit) per share	0.1103	(0.0162)
Net diluted earnings (deficit) per share	0.0295	(0.0162)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 11:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Effect of the adjustment for inflation on initial balances Ps.	Changes for the year Ps.	Balances at year-end Ps.
Current deferred assets and liabilities

Cash and banks	—	—	22,472	22,472
Accounts receivables	3,641,574	450,463	1,561,823	5,653,860
Other receivables and prepaid expenses	(177,582)	(21,967)	410,751	211,202
Inventories	27,570	3,410	(178,041)	(147,061)
Short-term and long-term debt	(287,439)	(35,556)	35,555	(287,440)
Other liabilities	2,332,711	288,556	(1,383,429)	1,237,838

Total current	5,536,834	684,906	469,131	6,690,871

Non-current deferred assets and liabilities

Fixed assets	(9,338,520)	(1,155,175)	1,471,834	(9,021,861)
Intangible assets	(461,012)	(57,027)	(782,599)	(1,300,638)
Tax loss carryforward	50,390,773	6,233,339	(52,925,444)	3,698,668

Total non-current	40,591,241	5,021,137	(52,236,209)	(6,623,831)

Total net deferred assets	46,128,075	5,706,043	(51,767,078)	67,040

Net assets at the end of the year, derived from the information included in the above table, amount to Ps. 67,040.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit (loss) for the years ended on June 30, 2003 and 2002, respectively:

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 11:	(Continued)

Items	30.06.2003 Ps.	30.06.2002 Ps.
Result for the year (before income tax)	123,411,641	(80,301,325)
Current income tax rate	35%	35%

Result for the year at the tax rate	43,194,074	(28,105,464)
Permanent differences at the tax rate:
- Restatement into uniform currency	(3,109,127)	(58,186,758)
- Other	5,976,089	17,342,705

Total income tax charge for the year	46,061,036	(68,949,517)

Unexpired income tax loss carryforward pending use at the end of the year amount to Ps. 10,567,622 according to the following detail:

Generated in	Amount Ps. (*)	Year of expiry
2002	10,567,622	2007

(*) Expressed in nominal values

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 12:	COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefónica de Argentina S.A. would contribute 75%.

On April 30, 2001, the Company and Telefónica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands´ corporation created to act on behalf of Altocity.com´s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 13:	ISSUE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million.

After the end of the year granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

-	Issue currency: US dollars.
-	Due date: July 19, 2006.
-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.
-	Payment currency: US dollars or its equivalent in pesos.
-	Conversion right: the Notes shall be convertible for ordinary book-entry shares with a par value of Ps. 0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.
-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 13:	(Continued)

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

At June 30, 2003 holders of Convertible Negotiable Obligations in ordinary shares of the Company, exercised their right to convert them for a total of US$ 156,484 leading to the issuing of 4,829,740 ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At June 30, 2003 Convertible Negotiable Obligations amounted to US$ 49,843,516.

NOTE 14:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company´s by-laws, 5% of the net profits of the year must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company´s outstanding capital. This legal reserve may be used only to absorb losses.

Fixed Assets

For the years

ended June 30, 2003 and 2002

Schedule A

Items	Original value					Depreciation						Impairment Ps.		Net carrying value as of June 30, 2003 Ps.	Net carrying value as of June 30, 2002 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Transfers Ps.		Value as of end of the year Ps.	Accumulated as of beginning of year Ps.	Rate %		Transfers Ps.	For the year	Accumulated as of end of the year Ps.
										Amount Ps. (1)
Properties:
Shopping centers:
- Abasto	250,310,350	13,341		1,075,100	251,398,791	32,885,681	(	*)	62,848	7,601,966	40,550,495		—	210,848,296	217,424,669
- Alto Avellaneda	176,314,008	2,028		148,770	176,464,806	51,488,748	(	*)	—	8,953,999	60,442,747		(10,888,615)	105,133,444	100,560,595
- Paseo Alcorta	103,959,833	1,913		678,813	104,640,559	27,906,621	(	*)	—	4,044,361	31,950,982		—	72,689,577	76,053,212
- Patio Bullrich	158,456,724	—		5,152	158,461,876	24,385,202	(	*)	—	6,522,325	30,907,527		—	127,554,349	134,071,522
- Alto Noa	42,852,936	2,647		100,372	42,955,955	6,412,014	(	*)	—	1,804,661	8,216,675		(10,928,806)	23,810,474	22,090,062
Caballito plots of land	8,821,673	—		—	8,821,673	—	—		—	—	—		—	8,821,673	8,821,673
Rosario plots of land	41,100,446	—		—	41,100,446	—	—		—	—	—		—	41,100,446	41,100,446
Other	13,073,776	—		(920,933)	12,152,843	534,262	(	*)	(62,848)	76,457	547,871		(862,090)	10,742,882	11,434,151
Leasehold improvements	2,884,592	128,509		(290,946)	2,722,155	2,009,709	(	*)	—	563,112	2,572,821		—	149,334	874,883
Facilities	565,091	7,050		1,210,523	1,782,664	223,039	10		—	240,969	464,008		—	1,318,656	342,052
Furniture and fixtures	4,426,866	9,390		319,794	4,756,050	3,217,876	10		—	319,807	3,537,683		—	1,218,367	1,208,990
Vehicles	125,341	—		—	125,341	125,341	33		—	—	125,341		—	—	—
Computer equipment	9,764,673	266,156		—	10,030,829	7,936,684	33		—	258,945	8,195,629		—	1,835,200	1,827,989
Software	2,876,192	244,688		—	3,120,880	1,514,789	20		—	684,657	2,199,446		—	921,434	1,361,403
Work in progress:									—
- Caballito	27,726,483	—		—	27,726,483	—	—		—	—	—		(10,548,155)	17,178,328	15,979,383
- Rosario	14,946,515	219,690		266	15,166,471	—	—		—	—	—		(4,766,276)	10,400,195	14,946,515
- Patio Bullrich	229,806	5,913		12,698	248,417	—	—		—	—	—		—	248,417	229,806
- Leasehold improvements	1,186,686	545,858		(1,732,544)	—	—	—		—	—	—		—	—	1,186,686
- Paseo Alcorta	190,049	321,995		(512,044)	—	—	—		—	—	—		—	—	190,049
Other	1,572	—		—	1,572	1,572	—		—	—	1,572		—	—	—

Total as of June 30, 2003	859,813,612	1,769,178	(3)	95,021	861,677,811	158,641,538	—		—	31,071,259	189,712,797	(2)	(37,993,942)	633,971,072	—

Total as of June 30, 2002	856,994,453	2,819,159		—	859,813,612	126,331,461	—		—	32,310,077	158,641,538		(51,467,988)	—	649,704,086

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation of year depreciation charges in the statements of income is included in Schedule H.
(2)	Net of the amortization of the year of Ps. 2,888,218. See Schedule E.
(3)	Includes $ 112,231 reclassified from intangible assets and $ 17,210 reclassified to inventory.

66

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the years

ended June 30, 2003 and 2002

Schedule B

Items	Original value					Amortization						Impairment Ps.	Net carrying value as of June 30, 2003 Ps.	Net carrying value as of June 30, 2002 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.	Value as of end of the year Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	For the year			Accumulated as of end of the year Ps.
								Rate %	Amount Ps. (1)
Trademarks	480,228	14,580	(262)	—	494,546	135,915	(190)	10		46,302	182,027	(67,283)	245,236	344,313
Preoperating expenses:
- Abasto Shopping	9,818,569	—	—	—	9,818,569	9,818,569	—	33		—	9,818,569	—	—	—
- Paseo Alcorta	17,109,950	—	(17,109,950)	—	—	17,109,950	(17,109,950)	—		—	—	—	—	—
- Alto Avellaneda	10,870,634	—	(10,870,634)	—	—	10,870,634	(10,870,634)	—		—	—	—	—	—
- Caballito	908,901	143,155	—	266	1,052,322	—	—	—		—	—	(1,052,322)	—	908,901
- Rosario Project	419,103	37,385	—	—	456,488	—	—	—		—	—	(456,488)	—	419,103
- Sales by TV	2,613,801	—	(2,613,801)	—	—	2,613,801	(2,613,801)	50		—	—	—	—	—
- Alto shopping	26,319	—	—	—	26,319	—	—	—		26,319	26,319	—	—	26,319
Advertising:
- Torres Abasto	4,167,541	—	—	—	4,167,541	4,113,365	—	(2)		15,421	4,128,786	—	—	—
- Abasto	1,538,727	—	—	—	1,538,727	1,538,727	—	33		—	1,538,727	—	38,755	54,176
- Paseo Alcorta	960,720	—	(960,720)	—	—	960,720	(920,720)	—		—	—	—	—	—
Investment projects:
- Paseo Alcorta	791,675	—	(791,675)	—	—	791,675	(791,675)	—		—	—	—	—	—
- Price Line	419,079	—	(419,079)	—	—	419,079	(419,079)	—		—	—	—	—	—
-Multiespacio	90,112	—	—	—	90,112	90,112	—	—		—	90,112	—	—	—
- Sales by TV	136,228	—	(136,228)	—	—	136,228	(136,228)	—		—	—	—	—	—
Tenant list Patio Bullrich	4,706,707	—	—	—	4,706,707	3,530,023	—	20		941,390	4,471,413	—	235,294	1,176,684
Other	270,956	1,318	—	(112,497)	159,777	57,696	—	33		44,385	102,081	(57,696)	—	213,260

Total as of June 30, 2003	55,329,250	196,438	(32,902,349)	(112,231)	22,511,108	52,186,494	(32,902,277)		(3)	1,073,817	20,358,034	(1,633,789)	519,285	—

Total as of June 30, 2002	54,934,543	394,707	—	—	55,329,250	49,821,509	—			2,364,985	52,186,494	—	—	3,142,756

(1)	The accounting application of the amortization for the year is set forth in Schedule H.
(2)	They are amortized under the percentaje-of-completion method.
(3)	Reclassified to fixed assets.

ALTO PALERMO S.A. (APSA)

Interest in other companies

Balance Sheets as of June 30, 2003 and 2002

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 30.06.2003 Ps.	Value recorded as of 30.06.2002 Ps.	Issuer´s information
					Last financial statement						Interest in common stock
					Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the year Ps.	Share holders´ equity Ps.
Non-current Investments
Pérez Cuesta S.A.C.I. – Equity value	1	2,500,000	5,628,135	6,808,003	Real estate investments	Av. Acceso Este 3280 – Mendoza	30.06.03	13,225,000	(8,069,315)	27,178,766	18.90%
Pérez Cuesta S.A.C.I. – Higher investment value (2)			—	7,661,005

Tarshop S.A. – Equity value	1	4,000,000	2,813,445	6,266,702	Credit card	Lavalle 1290 – 7th Floor – Bs.As.	30.06.03	5,000,000	(4,312,567)	4,066,378	80%
Tarshop S.A. – Irrevocable contributions			439,636	439,636
Tarshop S.A. – Goodwill			1,211,256	1,453,524

Emprendimiento Recoleta S.A. – Equity value	1	6,765,150	14,410,499	15,930,665	Building	Av. Pueyrredón 2501 – Bs.As.	30.06.03	13,265,000	(2,980,725)	28,255,881	51%

Shopping Neuquén S.A. - Equity value	1	2,081,706	1,786,073	1,846,167	Development of	Rivadavia 86 3rd Floor Of.9-	30.06.03	2,200,000	(63,639)	6,541,744	94.623%
Shopping Neuquén S.A. -Higher investment value (1)			3,380,889	3,361,495	Undertakings	Neuquén
Shopping Neuquén S.A. - Irrevocable contributions			4,654,176	4,432,725

Inversora del Puerto S.A. - Equity value	1	11,999	(888,335)	(871,632)	Real estate investments	Florida 537 – 18th Floor – Bs.As. Capital Federal	30.06.03	12,000	(16,650)	134,597	99.9917%

Shopping Alto Palermo S.A - Equity value	1	63,233,265	185,576,723	187,126,338	Real estate investment	Hipólito Yrigoyen 440 2nd Floor - Bs.As.	30.06.03	63,233,265	(1,549,616)	245,798,076	99.9999%
Shopping Alto Palermo S.A. - Irrevocable contributions			60,221,350	—	and development

Alto Invest S.A. - Equity value	1	1,410,320	(1,725,083)	(2,020,167)	E-Commerce	25 de Mayo 359 12th Floor– Bs.As.	30.06.03	1,867,271	949,627	1,783,218	100%
Alto Invest S.A. - Irrevocable contributions	1		3,508,217	2,651,765

E-Commerce Latina S.A. - Equity value	1	12,000	(8,091,700)	(4,838,242)	Holding	Florida 537 – 18th Floor Bs.As.	30.06.03	24,000	(6,506,913)	5,798,417	50%
E-Commerce Latina S.A. - Irrevocable contributions			10,990,910	10,990,910

Fibesa S.A. - Equity value	0.00000001	999,900	3,608,389	2,440,002	Agent	Hipólito Yrigoyen 440 3rd Floor – Bs.As.	30.06.03	0.01	1,168,504	3,608,749	99.99%
Fibesa S.A. – Goodwill			14,851,803	16,973,620
Total			302,376,383	260,652,516

(1)	Includes an impairment of Ps. 3.6 million. See Schedule E.
(2)	Includes an impairment of Ps. 7.5 million. See Schedule E.

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheet as of June 30, 2003 and 2002

Schedule D

Items	Value as of 30.06.2003 Ps.	Value as of 30.06.2002 Ps.
Current
Mutual Funds	1,961,435	1,369
Tax credit certificates	—	1,258,462

Total	1,961,435	1,259,831

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the years

ended June 30, 2003 and 2002

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.		Decreases Ps.		Carrying value as of June 30, 2003 Ps.		Carrying value as of June 30, 2002 Ps.
Deducted from assets:
Allowance for doubtful accounts	35,127,050	(1)	2,454,200	(2)	(7,007,297)		30,573,953	35,127,050
Allowance for doubtful mortgage receivable	2,481,439		—	(3)	(273,164)		2,208,275	2,481,439
Impairment of non-current inventory	6,277,961		—	(9)	(123,190)		6,154,771	6,277,961
Impairment of fixed assets	51,467,988		—	(6)	(13,474,046)	(7)	37,993,942	51,467,988
Impairment of intangible assets	—		1,633,789		—	(5)	1,633,789	—
Impairment of non-current investments	3,646,295		7,474,072		—	(8)	11,120,367	3,646,295
Included in liabilities:
Provision for contingencies	8,810,976		2,147,844	(4)	(7,031,695)		3,927,125	8,810,976

Total as of June 30, 2003	107,811,709		13,709,905		(27,909,392)		93,612,222	—

Total as of June 30, 2002	44,513,807	(10)	93,209,568	(11)	(29,911,666)		—	107,811,709

(1)	Set forth in Schedule H.
(2)	Includes Ps. 3,140,414 related to off-setts and Ps. 3,866,883 related to exposure to inflation.
(3)	Related to exposure to inflation.
(4)	Includes Ps. 2,836,049 reclassified to customer advances, Ps. 3,246,660 paid during the year and Ps. 948,986 related to exposure to inflation.
(5)	Set forth in Schedule B.
(6)	Set forth in Schedule H.
(7)	Set forth in Schedule A.
(8)	Set forth in Schedule C.
(9)	Set forth in Schedule F.
(10)	Includes Ps. 22,147,052 allocated in Schedule H and Ps. 9,670,272 allocated in Note 3.m., Ps. 3,646,295 allocated in Note 6 and Ps. 57,745,949 allocated in Note 3.I.
(11)	Includes Ps. 29,794,360 related to exposure to inflation and Ps. 117,306 allocated in Note 3.m.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and sales and development properties

For the years

ended June 30, 2003 and 2002

Schedule F

	2003 Ps.	2002 Ps.
Cost of leases and services
Expenses (Schedule H)	34,037,039	45,485,575

Cost of leases and services	34,037,039	45,485,575

Cost of sales and development properties
Stock as of beginning of years (1)	27,218,381	40,163,085
Purchases of the years	6478	5,003,649
Transfers from fixed assets	17,210	—
Expenses (Schedule H)	47,414	393,303
Impairment of non-current inventory	123,190	(6,277,961)
Properties delivered	—	(6,665,753)
Stock as of end of the years (3.d)	(26,713,532)	(27,218,380)

Cost of sales and development properties	699,141	5,397,943

(1)	Includes Ps. 6,277,961 of impairment of non-current inventory allocated in Schedule E.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2003 and 2002

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of June 30, 2003 Ps.	Total as of June 30, 2002 Ps.
Assets
Current Assets
Cash and banks	US$	4,733,950	2.70	12,781,665	1,062,743
Other receivables and prepaid expenses	US$	109,595	2.80	306,867	70,681

		4,843,545		13,088,532	1,133,424

Non-Current Assets
Other receivables and prepaid expenses, net (*)	US$	2,918,658	2.80	8,172,241	—

		2,918,658		8,172,241	—

Total Assets as of June 30, 2003		7,762,203		21,260,773	—

Total Assets as of June 30, 2002		272,609		—	1,133,424

Liabilities
Current Liabilities
Trade accounts payable	US$	344,220	2.80	963,817	1,493,961
Short-term debt	US$	2,253,200	2.80	6,308,960	1,582,233

		2,597,420		7,272,777	3,076,194

Non-current Liabilities
Trade accounts payable	US$	1,289,153	2.80	3,609,629	6,873,772
Long-term debt	US$	49,843,516	2.80	139,561,845	141,006,410
Related parties	US$	—		—	62,129,684

		51,132,669		143,171,474	210,009,866

Total Liabilities as of June 30, 2003		53,730,089		150,444,251	—

Total Liabilities as of June 30, 2002		51,671,568		—	213,086,060

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c.(ii).

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the years

ended June 30, 2003 and 2002

Schedule H

Items	Total as of June 30, 2003 Ps.	Cost of leases and services Ps.	Cost of sales and development properties Ps.	Expenses		Total as of June 30, 2002 Ps.
				Administrative Ps.	Selling Ps.
Depreciation and amortization	29,146,920	28,587,071	—	544,428	15,421	34,322,531
Condominium expenses	3,763,859	3,763,859	—	—	—	8,762,688
Taxes, rates, contributions and services	3,759,125	183,847	—	1,323,087	2,252,191	5,389,883
Fees for directors	2,986,864	—	—	2,986,864	—	41,875
Allowance for doubtful accounts	2,454,200	—	—	—	2,454,200	22,147,052
Parking	1,414,570	1,414,570	—	—	—	2,403,462
Fees and payments for services	1,366,720	—	—	1,366,720	—	2,170,343
Salaries and bonuses	1,026,385	—	—	1,026,385	—	2,600,061
Insurance	558,053	—	—	558,053	—	442,139
Maintenance and repairs	498,846	—	37,038	461,808	—	480,477
Bank charges	250,317	—	—	250,317	—	339,306
Rental	378,262	87,692	—	290,570	—	872,969
Stationery	234,679	—	—	234,679	—	337,136
Personnel	208,584	—	—	208,584	—	274,979
Control authorities expenses	199,568	—	—	199,568	—	169,357
Social security contributions	151,589	—	—	151,589	—	598,127
Freight and transportation	77,708	—	—	77,708	—	127,649
Advertising	26,315	—	—	—	26,315	111,209
Computer sevices	—	—	—	—	—	7,549
Other	240,278	—	10,376	107,806	122,096	647,354

Total as of June 30, 2003	48,742,842	34,037,039	47,414	9,788,166	4,870,223	—

Total as of June 30, 2002	—	45,485,575	393,303	9,624,352	26,742,916	82,246,146

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities as of June 30, 2003 and 2002

Schedule I

	2003								2002
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long- term debt (2)	Related parties (7)	Other liabilities (1) (4)	Investments (8)	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long- term debt	Related parties	Other liabilities (4)
No fixed term	—	—	1,660,463	—	—	—	1,013,504	—	—	—	20,348,481	—	—	—	131,000,794	—

Past due	—	290,165	—	3,291,640	—	—	—	—	—	5,594,756	—	7,014,404	—	—	—	—

To mature
In three months	1,961,435	6,007,727	15,563,358	2,940,662	2,208,092	6,263,930	8,818,213	4,016,926	1,369	4,173,247	2,844,944	2,035,993	2,631,764	9,157,015	—	5,252,462
Between 4 and 6 months	—	2,021,068	225,369	271,277	1,974,305	1,500,952	—	4,899,875	—	1,573,517	15,346,981	288,329	1,890,966	1,364,376	—	3,561,132
Between 7 and 9 months	—	39,023	703,564	325,438	1,877,725	5,089,617	—	719,948	—	763,749	294,549	396,176	1,737,197	—	—	549,142
Between 10 and 12 months	—	108,392	60,219	974,656	1,922,226	—	—	435,479	—	213,689	821,145	288,329	2,438,123	3,672,853	—	986,472

Between 1 and 2 years	—	107,452	8,368,787	897,699	4,902,735	58,498,619	—	212,231	—	1,476,196	44,067,984	1,369,012	5,086,440	—	—	212,219
Between 2 and 3 years	—	126,575	90,598	897,699	3,211,853	—	—	212,231	—	132,402	26,041,840	1,369,010	3,828,993	169,788,770	—	212,219
Between 3 and 4 years	—	135,637	23,277	897,699	2,239,160	139,561,845	—	212,231	—	150,660	50,160	1,369,010	2,890,275	—	—	212,219
In greater than 4 years	—	789,186	19,041,264	916,532	12,048,014	—	—	277,231	—	1,134,175	100,734	2,766,740	14,155,585	—	—	490,969

Total to mature	1,961,435	9,335,060	44,076,436	8,121,662	30,384,110	210,914,963	8,818,213	10,986,152	1,369	9,617,635	89,568,337	9,882,599	34,659,343	183,983,014	—	11,476,834

Total with fixed term	1,961,435	9,625,225	44,076,436	11,413,302	30,384,110	210,914,963	8,818,213	10,986,152	1,369	15,212,391	89,568,337	16,897,003	34,659,343	183,983,014	—	11,476,834

Total	1,961,435	9,625,225	45,736,899	11,413,302	30,384,110	210,914,963	9,831,717	10,986,152	1,369	15,212,391	109,916,818	16,897,003	34,659,343	183,983,014	131,000,794	11,476,834

(1)	Does not accrue interest, except for Ps. 1,464,745 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 11,924,701 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 9,442,190 that accrue interest at a variable market rate.
(6)	Includes Ps. 4,573,446 that accrue interest at a variable market rate.
(7)	Includes Ps. 2,114,590 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS OVERVIEW AS OF JUNE 30, 2003

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period,

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the three previous years.

	30.06.2003 Ps.	30.06.2002 Ps.	30.06.2001 Ps.	30.06.2000 Ps.
Current assets	70,559,746	56,178,356	180,186,099	180,045,053
Non-current assets	1,033,777,279	1,144,861,019	1,233,230,328	1,219,683,805

Total	1,104,337,025	1,201,039,375	1,413,416,427	1,399,728,858

Current liabilities	78,417,937	90,935,924	213,973,881	378,252,821
Non-current liabilities	251,907,636	411,398,095	453,858,486	284,143,131

Subtotal	330,325,573	502,334,019	667,832,367	662,395,952

Minority interest	14,760,545	17,289,596	22,359,384	20,246,552
Shareholders’ equity	759,250,907	681,415,760	723,224,676	717,086,354

Total	1,104,337,025	1,201,039,375	1,413,416,427	1,399,728,858

3.	Consolidated income structure as compared with the same period for the three previous years.

	30.06.2003 Ps.	30.06.2002 Ps.	30.06.2001 Ps.	30.06.2000 Ps.
Operating income	6,752,083	12,291,945	90,243,653	62,969,030
Net (loss) income in equity investments	(12,072,175)	(8,541,337)	(3,398,383)	(49,807)
Depreciation of goodwill	(4,827,058)	(4,827,058)	(5,862,718)	(2,699,704)
Financial results, net	118,641,137	(87,542,660)	(70,939,306)	(55,736,147)
Other income (expense), net	13,271,872	(10,839,012)	(306,664)	(955,376)
Income tax	(46,755,101)	82,992,554	(2,648,338)	(9,382,598)
Minority interest	2,339,847	5,113,760	(949,923)	(409,692)

Net income (loss)	77,350,605	(11,351,808)	6,138,321	(6,264,294)

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	30.06.2003 Ps.	30.06.2002 Ps.	30.06.2001 Ps.	30.06.2000 Ps.
Liquidity

Current assets	70,559,746	56,178,356	180,186,099	180,045,053

Current liabilities	78,417,937	90,935,924	213,973,881	378,252,821

Ratio	0.90	0.62	0.84	0.48

Indebtedness

Total liabilities	330,325,573	502,334,019	667,832,367	662,395,952

Shareholders’ equity	759,250,907	681,415,760	723,224,676	717,086,354

Ratio	0.44	0.74	0.92	0.92

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2003

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous years, or that could affect those to be filed in future financial years.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	30.06.03 Ps.	31.03.03 Ps.	31.12.02 Ps.	30.09.02 Ps.	Total Ps.
Accounts receivable, net	290,165	—	—	—	290,165

b)	Past due payable:

	30.06.03 Ps.	31.03.03 Ps.	31.12.02 Ps.	30.09.02 Ps.	Total Ps.
Trade accounts payable	585,206	501,569	81,680	2,123,185	3,291,640

c)	Receivables and liabilities with no fixed term:

30.06.03 Ps.
Other receivables and prepaid expenses	1,660,463
Related parties	1,013,504

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d) Current receivables to mature:

	30.09.03 Ps.	31.12.03 Ps.	31.03.04 Ps.	30.06.04 Ps.	Total Ps.
Accounts receivable, net	6,007,727	2,021,068	39,023	108,392	8,176,210
Other	15,563,358	225,369	703,564	60,219	16,552,510

e) Non-current receivables to mature:
	30.06.05 Ps.	30.06.06 Ps.	30.06.07 Ps.	30.06.08 Ps.	Total Ps.
Accounts receivable, net	107,452	126,575	135,637	789,186	1,158,850
Other	8,368,787	90,598	23,277	19,041,264	27,523,926

f) Current liabilities to mature:
	30.09.03 Ps.	31.12.03 Ps.	31.03.04 Ps.	30.06.04 Ps.	Total Ps.
Trade accounts payable	2,940,662	271,277	325,438	974,656	4,512,033
Customer advances	2,208,092	1,974,305	1,877,725	1,922,226	7,982,348
Short-term debt	6,263,930	1,500,952	5,089,617	—	12,854,499
Related parties	8,818,213	—	—	—	8,818,213
Salaries and social security payable	2,069,819	—	284,468	—	2,354,287
Taxes payable	1,889,387	1,430,000	—	—	3,319,387
Other liabilities	57,720	3,469,875	435,480	435,479	4,398,554

g) Non-current liabilities to mature:
	30.06.05 Ps.	30.06.06 Ps.	30.06.07 Ps.	30.06.08 Ps.	Total Ps.
Trade accounts payable	897,699	897,699	897,699	916,532	3,609,629
Customer advances	4,902,735	3,211,853	2,239,160	12,048,014	22,401,762
Long-term debt	58,498,619	—	139,561,845	—	198,060,464
Other liabilities	212,231	212,231	212,231	277,231	913,924

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

	Ps.
Current
Local currency	(1)	8,466,375

Non-current
Local currency	(1)	1,158,850

(1)	Does not accrue interest, except for Ps. 1,464,745 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses:

Current
Local currency	(1)	17,906,106
Foreign currency	(2)	306,867
Non-current
Local currency	(1)	19,351,685
Foreign currency	(2)	8,172,241

(1)	Does not accrue interest, except for Ps. 11,924,701 that accrue interest at a fixed rate.
(2)	Includes receivable and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c. (ii).

c)	Trade accounts payable:

Current
Local currency	(1)	6,839,856
Foreign currency	(2)	963,817

Non-current
Foreign currency	(2)	3,609,629

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

	Ps.
Current
Local currency	(1)	7,982,348

Non-current
Local currency	(1)	22,401,762

(1)	Does not accrue interest, except for Ps. 9,442,190 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Short-term debt
Local currency	(1)	6,545,539
Foreign currency	(1)	6,308,960

Long-term debt
Local currency	(1)	58,498,619
Foreign currency	(1)	139,561,845

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	2,354,287

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	3,319,387

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Related parties:

Ps.
Current
Local currency	(1)	9,831,717

(1)	Does not accrue interest, except Ps. 2,114,590 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1)	4,398,554
Non-current
Local currency	(1)	913,924

(1)	Does not accrue interest.

5.	Related parties.

See Notes 5 and Schedule C of financial statements.

6.	Loans to directors.

None.

7.	Physical inventories of stock.

See Note 2.7. of financial statements.

8.	Current values.

See Notes 2.7. and 2.8. of financial statements.

9.	Appraisal revaluation of assets.

See Note 2.8. of financial statements.

ALTO PALERMO S.A. (APSA)

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permited by Section 31 of Law No, 19.550.

Not applicable.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises Contents	122,000,000 (1)	210,848,296	Fire and civil responsibility. Full risk.
Alto Palermo Shopping Contents	65,000,000 (1)	247,477,956	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping Contents	55,000,000 (1)	72,689,577	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping Contents	60,000,000 (1)	105,133,444	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping Contents	55,000,000 (1)	127,554,349	Fire and civil responsibility. Full risk.

(1)	There is an insurance police for US$ 4,000,000 which covers the contents of the shopping centers without distinction.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

ALTO PALERMO S.A. (APSA)

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 14 of financial statements.

Buenos Aires, September 8, 2003.

Marcos Marcelo Mindlin

Vicepresident

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the President and Directors of

Alto Palermo S.A. (APSA)

1.	We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended and the complementary notes 1 to 14 and exhibits A to I. Furthermore, we have examined the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the years ended on June 30, 2003 and 2002, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As mentioned in Note 2 to the basic financial statements, as from the current year the Company has applied new accounting standards approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, implying the recognition of adjustments to prior years’ results, reclassifications and adaptation of the comparative information. Furthermore, there are certain transition accounting standards that permit and in certain cases require prospective application of the valuation and disclosure criteria incorporated to the new accounting standards, which affect comparability of the financial statements, as mentioned in that note.

Report of Independent Auditors (Continued)

4.	In our opinion:

a)	the financial statements of Alto Palermo S.A. (APSA) present fairly, in all material respects, its financial position at June 30, 2003 and 2002 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires. Those standards have been applied consistently with respect to the previous year, except for application of the transition accounting standards mentioned in point 3.

b)	the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2003 and 2002 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires. Those standards have been applied consistently with respect to the previous year, except for application of the transition accounting standards mentioned in point 3.

5.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business overview report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in point 3;

Report of Independent Auditors (Continued)

d)	at June 30, 2003, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 387,838, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2003

PRICE WATERHOUSE & Co.

/S/ Carlos Martín Barbafina (Partner)

Carlos Martín Barbafina

Public Accountant (U.C.A.)

C.P.C.E.C.A.B.A. Tº 175 Fº 65

Professional Registration of the Firm

C.P.C.E.C.A.B.A. Tº 1 Fº 1

BUSINESS OVERVIEW AS OF JUNE 30, 2003

Brief comments on the Company’s activities during the period, including references to significant events after the end of the year.

1.	Company Profile

Alto Palermo S.A. (APSA) (formerly Sociedad Anónima Mercado de Abasto Proveedor (“SAMAP”)) an Argentine real estate holding company incorporated under the laws of Argentina, and subsidiaries (collectively, “APSA” or the “Company”) is primarily involved in the acquisition, development and operation of shopping center properties in Argentina. APSA was formed in 1889 and, until 1984, was the operator of the principal fresh product market in the city of Buenos Aires, Argentina. The Company’s principal asset during this period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when the Company largely ceased operations. In July 1994, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) acquired a controlling interest in the Company and, subsequently, the Company resumed its real estate operations. In December 1994, IRSA sold part of its holdings in the Company to Parque Arauco S.A. (“Parque Arauco”). As of June 30, 2003, the Company’s direct and indirect principal shareholders are IRSA (54.8%), Parque Arauco (27.6%) and Goldman Sachs Emerging Markets AP/Holdings L.L.P. (“GSEM/AP Holdings L.L.P.”), a limited partnership indirectly owned by Goldman Sachs & Co. (Goldman Sachs Fund) (6.3%). The Company’s shares are listed and traded on the Buenos Aires Stock Exchange. Effective November 2000, the Company’s shares are listed and traded on the NASDAQ under the ticker symbol “APSA”.

From the moment the Company was acquired by IRSA, we have grown through a series of acquisitions and development projects leading up to the restructuring of the organization, which gave rise to the current company name and corporate structure.

2.	Letter to the Shareholders

To the Shareholders,

There can be no doubt that fiscal 2003 will be looked back on as a watershed year that marked a major transformation in the history of the Company.

The efforts of shareholders, management and staff served to demonstrate that we were capable of turning the deepest crisis in Argentine history into an opportunity for restructuring and change.

The financial year under review began at a difficult moment of President Duhalde’s administration, with the economic and social instability seriously undermining the country. However, in time, the President was able to lay down the minimum grounds for an economic recovery following a four-year recession. Argentina achieved a strong primary surplus in government accounts aided mainly by higher tax revenues stemming from export withholdings. The exchange rate improved by 26% owing to the incipient stabilization of the financial system and a strong trade surplus. The monthly increase in price indexes was down to only a few tenths of a basis point and interest rates dropped, generating renewed confidence in the banking sector. The macro-economic stability impelled the productive sector, generating a significant rebound in economic activity.

Within this framework of incipient recovery, we decided to make the structural transformations necessary to be able to accompany the growth of the national economy. We began with the successful issue of Negotiable Obligations (ONC) for US$50.0 million that enabled us to significantly lower our borrowing costs (without segregating financial components), which fell from Ps.74.8 million in fiscal 2002 to Ps.49.4 million in fiscal 2003. During the worst of the crisis, in a context of widespread default, with an entrepreneurial spirit and a clear vision of the future, our main shareholders subscribed to the ONCs, betting both on the progress of the Company and of Argentina. After this transformation process, we have once again been in compliance with the financial ratios to which we had committed in our loan agreements, allowing us to once again gain access to debt markets in improved conditions should we need to do so.

Once we reorganized our financial structure, we concentrated on our core business. We adapted our proposals to new customers and generated new offers in our Shopping Malls. We were very successful in attracting to our Malls the growing flow of tourists visiting Argentina through actions in hotels, ports and airports. In addition, we carried out major novel advertising campaigns both locally and internationally.

This transformation generated a growing demand from potential tenants that enabled us to select an improved standard of client and a tenant mix in line with the nature of each Shopping Mall. Tenants also invested large sums in the development of new commercial proposals, improving the offer at each Mall. In addition, during the year we worked to assist in the development of our tenants by providing them with advice and training by means of conferences and seminars, as we consider that increased services will in the long term lead to an increased commitment of our tenants to the Company.

As a result, at June 30, 2003 we were able to record an average occupancy rate of 95.7 percent of the gross area of our Malls, an improvement even on the occupancy rates prior to the crisis. Likewise, sales by our tenants in nominal terms grew during the period by 41.9% to Ps. 854.2 million, equivalent to an increase of 8.2% in values adjusted for inflation.

This excellent performance allowed us to further widen the efficiency gap with our market competitors. In the twelve months ended June 30, 2003 our tenants sold an average of Ps.6,485 per square meter, 87.3% more than those of the competition.

Following this recovery in occupancy and sales, we succeeded in adjusting our rental charges, widening the application of the CER reference stabilization index, increasing key-money for new tenants and raising charges in terms of percentages of tenant sales. In a similar manner, we continued with the process of reducing bad debts, which were cut from Ps.12.2 million and Ps.35.2 million in fiscal 2001 and 2002 respectively to only Ps.2.4 million in fiscal 2003 (excluding those generated by our subsidiary Tarshop S.A.).

Thanks to the greater revenue obtained, during these last twelve months we have succeeded in achieving a steady and growing monthly flow of operating funds, averaging Ps.5.5 million, and the trend remains positive. In addition, as a result of the drastic reduction in our financial burden, we are equipped with the necessary liquidity to carry out investments in new projects and developments.

As a result, we are consolidating our commercial success in the retail sales and entertainment area market locally. We continue to be one of the best possible channels for the positioning of leading brands and promotions with a major impact. During fiscal 2003 we maintained our leadership position in the Shopping Mall market with 56% of the gross space available for lease in the city of Buenos Aires.

Net income for fiscal 2003 has been a profit of Ps.77.4 million, compared to the loss of Ps.11.4 million recorded in fiscal 2002. Operating results were a profit of Ps.6.8 million for the twelve months ended June 30, 2003, compared to the profit of Ps.12.3 million obtained at June 30, 2002. This drop in operating results has mainly been due to higher amortization charges in relation to our income in the current period because the value of our Shopping Malls has been maintained in real terms, leading to higher charges under that heading.

Under the new administration of President Kirchner, Argentina confirms that it has overcome the political and economic crisis. The country is on the road to growth, having achieved greater social cohesion. Although certain structural reforms remain pending, we are confident that the current administration has the determination and the ability to carry them through.

Within this context of stability and growth, the year that lies ahead poses the challenge of continuing to improve our commercial and market efficiency ratios, and expanding the enforcement of the Reference Stabilization Coefficient (CER) to all our lease contracts, further increasing the goodwill and charges to lessees on additional sales.

We have the privilege of being an Argentine company with a solid long-term financing structure that allows us to plan forward. For this reason we are firmly intent on developing the first stage of Project Rosario, which will include the construction of the first Shopping Mall in that city. As a result, we will return to our expansion program, adding 20,000 square meters of gross area for lease to our existing portfolio of shopping Centers.

We are aware that the efforts carried out to date have not been in vain. We see the results of the strategic decisions taken in the past on a daily basis. We are optimistic about the future because we envision a favorable scenario for our business, which will constitute our contribution toward the consolidation of the Argentine economy.

To conclude, I would like to extend a special vote of thanks to our shareholders, tenants, clients and financial institutions for their continued support and trust year after year, and to our directors and employees for their efforts and dedication, as without them we would have been unable to emerge as a company with excellent growth potential, ready to accompany the economic development of Argentina.

Buenos Aires, september 8, 2003

Marcos Marcelo Mindlin
Vicepresident

3.	International Scene

During almost all 2002 and the first half of 2003 the rates of growth of the world’s leading economies were below expected levels. This led the monetary authorities, the US Federal Reserve and the European Central Bank to intervene actively by lowering interest rates, in the case of the United States to 1%. This aggressive monetary policy, that began in the United States in 2001, accompanied by a severe increase in the fiscal deficit, has been designed to help the economy reach its growth potential, which needs to be no less than 3.5% p.a., whereas during the first quarter of 2003 it barely reached 1.4% p.a. In addition, the authorities of both the European Union and the United States were wary of a possible deflationary impact similar to that which has been affecting the Japanese economy for the last thirteen months and keeps it in it current weak state. The measures taken have begun to show some modest results in the United States, where the unemployment rate has stabilized at 6% and there has been a slight increase in consumer spending. The more optimistic forecasts foresee a GDP growth of 2.4% in 2003. In the European Union, doubts persist in relation to its largest economy, that of Germany. A recent IMF report and analysis by various consultants have concluded that there is a possibility that a lengthy deflationary process similar to that seen in Japan could also be experienced by Germany. If these forecasts are realized, there is a high probability of it affecting the European bloc as a whole.

In view of the circumstances affecting the developed world, emerging economies are confronting a scenario in which there is a risk of a reduction in commodity prices, the main component of their exports, caused by a decline in demand by the purchasing nations, although they can also be optimistic about the prospects for attracting idle capital because of the current levels of interest in the world’s leading financial centers. In addition, those countries with a high level of debt, such as Argentina, will benefit when the time comes to renegotiate their debt, as they will be able to agree interest rates far lower than were in force at the time the debt was declared to be in default.

The Argentine economy

The year 2002 will be remembered as the period in which economic activity in Argentina suffered one of the largest drops in its history, similar to that which took place in 1914 and greater than that in 1931/32, the local version of the world crisis that took place in 1930. GDP in constant prices fell 10.9%, and this formidable destruction of wealth was crudely evident from the sharp deterioration in social indicators, with unemployment reaching 21.5% in May 2002 in urban areas. All macroeconomic indicators were negative, with consumption falling 12.9%, private consumption dropping 14.9%, investment and imports falling by an even larger 36.1% and 49.7% respectively, and only exports showing a slight rise of 3.2%.

In such economic conditions, most analysts predicted the possibility of a serious social upheaval with uncertain consequences. However, the introduction by the interim administration headed by Eduardo Duhalde of a major social program for Unemployed Heads of Household, which grants a monthly subsidy of 150 Lecops (provincial scrip) to the unemployed, created an effective tool that enabled the worst of the crisis to be overcome. Towards the end of the second quarter, contrary to the forecasts of most economic analysts, and even of most of the negative commentaries on the future of the Argentine economy made public by the leading authorities of international agencies such as the IMF and the World Bank, the economy halted its decline and began to show positive signs.

Source: Estudio Miguel Angel Broda y Asoc.

This incipient recovery began to develop in a highly unstable monetary and financial framework. Monetary aggregates recorded a significant increase, as the departure from convertibility and the breaking of existing contracts meant that savers sought to dispose of their assets in local currency within the financial system and switch to foreign currency assets outside the system. As a consequence of the disordered state of the financial system, the Argentine Central Bank intervened in the exchange market, responding to the demand for dollars by individuals in a manner that reduced international reserves to US$9.529 billion, some US$5 billion less than the stock at the end of 2001, while the exchange rate reached Ps.3.80 per dollar. July 2002 can be considered a watershed month for the start of a gradual return to normal by the financial system. The second half of 2002 began with a positive change in the attitude of savers, as not only did the deposit drain come to a halt, but the high interest rates offered by banks attracted new deposits and for the first time during the year there was an increase in the demand for pesos. Towards the end of the second six months of 2002 international reserves reached US$10.476 million, even after having settled debt with international agencies for US$500 million, while at the same time the exchange rate for the dollar declined to Ps.3.30 per dollar.

The above situation, which persisted during the first half of 2003, became possible after the gradual lifting of the restrictions that had been imposed on the availability of deposits held by savers. At the end of 2002 all restrictions were lifted on sight deposits, and during the first quarter of 2003, by means of the signing of Decree 739/2003, it was established that the holders of rescheduled deposits for an amount of up to Ps.42,000 had the choice of requesting their return in part or in full, restated according to the Reference Stabilization Coefficient (CER) until the day the funds were released. Most savers decided to leave their funds in the banks, significantly improving the liquidity of the system. In addition, the monetary authority was required to remain active in the exchange market, as the important volume of hard currency offered, generated by the large trade surplus, did not encounter sustained demand. The Central Bank issued the pesos necessary to shore up the rate of exchange, and as a result, during the first six months of 2003 the financial entity became a net purchaser in the amount of US$3 billion.

Notwithstanding the accelerated remonetization of the economy and the rising level of economic activity, wholesale and consumer price indexes stabilized as from the end of 2002, so that as from February 28, 2003 the monetary authority decided to discontinue the application of inflation adjustment to company financial statements. The slowdown in inflation can be explained basically by the drop in the purchasing power of wages as from the devaluation that prevented any quick recovery of the domestic market. This effect is reflected in the uneven performance of the different areas of the economy, with those that have grown most being those linked to exports, such as the agricultural sector and businesses in the import substitution sector, such as the textile industry.

Source: Estudio M.A. Broda y Asoc.

At June 30, 2003 the dollar closed at Ps.2.80, an appreciation of the local currency over the last 12 months of 26.0% in relation to the dollar. Price indexes rose slightly, with retail prices increasing by 10.2% and wholesale prices up 8.3% for the 12-month period ended June 30, 2003. The first half year of 2003 took place without sudden shocks in the fiscal sector. A succession of record tax revenue figures, explained basically by the withholdings made on exports, helped to exceed the primary surplus targets agreed with the IMF in the short-term accord signed on January 16, 2003.

During May 2003 nationwide elections were held to choose a president to govern the country for the next four-and-a-half years. Although the elections were trouble-free, the suspension of the run-off mechanism to choose between the two most voted candidates in the first round because the formula led by Carlos Menem refused to stand, led to Néstor Kirchner becoming president with a mere 22% of the votes cast. Some analysts predicted that the weak consensus embodied by the new president could have a negative impact in economic activity, but this did not happen.

Source: Estudio M.A. Broda y Asoc.

The trade balance for the first five months of 2003 has been a surplus of US$6.956 billion, with the total expected to reach US$17 billion for the year. this positive performance by foreign trade can be explained by the effects of the devaluation on its components, with a drop in imports, which in the year to May 2003 were down 20.9%, and a growth in exports of 5.4% in the same period, underpinned by growth in international prices of commodities as from the second six months of 2002, with notable benefits for companies in the agroindustrial sector, such as the soy-bean growing complex.

The significant growth of the Argentine economy recorded during the first quarter of 2003, which reached 2.4% of GDP and could total 5% for the year as a whole, has not been reflected in any recovery of the labor market. The index for the demand for workers published by the Ministry of Labor shows a drop of 2.3% for the first five months of 2003, measured against the same period of 2002, and the result of the unemployment survey taken in May 2003 is estimated at 16.9% of the workforce.

In the twelve months to June 30, 2003 the Argentine capitals market has recorded a notable recovery, as during that period the Merval index in US dollars registered a rise of 177.6%, with a rise of 75.3% in the first six months of 2003. This brilliant return on the shares listed on the main board in terms of the dollar has been due to the mentioned appreciation of the peso and a recovery in the price of leading shares. Although sovereign debt bonds recorded a recovery in their values, their future evolution will depend on the reaching of a long-term agreement with the IMF for the renegotiation of the debt with international agencies, which will pave the way for negotiations with private holders of such bonds that it is expected will involve a reduction in their principal and interest amounts.

Source: Estudio M.A. Broda y Asoc

The following macroeconomic indicators summarize the evolution of the Argentine economy during the last eight years:

Leading Indicators

	1996	1997	1998	1999	2000	2001	2002	2003 (P)
GDP Actual growth (in %)	5,53	8,11	3,85	-3,39	-0,79	-4,41	-10,90	5,30
Inflation (Combined Prices) in % *	1,70	0,30	-1,10	-2,10	-1,50	-1,70	15,5	6,0
Fiscal Results (in % of GDP)	-2,22%	-1,47%	-1,39%	-2,59%	-2,44%	-3,22%	-1,5%	0,2%
Exportations FOB (Millions U$S)	24,04	26,43	26,43	23,31	26,41	26,66	25,71	29,00
Importations CIF (Millions U$S)	23,86	30,50	31,40	25,51	25,24	20,31	8,99	12,65
Payment Balance - Account (MM U$S)**	-6,82	-12,29	-14,55	-11,95	-8,97	-4,43	9,59	8,29
Commercial Balance (Million U$S)	0,18	-4,07	-4,97	-2,20	1,17	6,34	16,72	16,35
Unemployment percentage ***	17,20	14,9	12,9	14,30	15,10	17,35	19,70	16,17

(P)	Budget*
Annual average**
Accrual method***
Country average (as % of P.E.A.)
Source: Estudio M.A. Broda y Asoc.

As on other occasions during the course of the economic history of Argentina, and after having overcome its worst crisis, the country has again shown its potential and its enormous capacity to react and recover from the worst possible moments. Much work still needs to be done on structural reforms and the recovery of international confidence before the country can once again participate fully on world markets.

4.	Current year overview

Comercial Center’s Portfolio

Alto Palermo

GLA 18,278 m2
# Stores 153
Ocupation 94.1%
Monthly sales per sqm Ps. 986
Book value: Ps. 247.5 millones
APSA’s interest 100%
Location Cdad. Buenos Aires

Inaugurated in 1990, its bold architectural design has attracted an award from the International Council of Shopping Centers. It houses the leading national and international brands.

Situated at the intersection of Buenos Aires’ two main avenues, in a neighborhood named Alto Palermo in reference to our shopping center, this is the preferred location for the daily shopping and recreation activities of thousands of families.

Its excellent access routes have established it as a city landmark and selected meeting place. Alto Palermo is a synonym of shopping center in Argentina. Alto Palermo Shopping boasts the highest sales per square meter in the country - exceeding the average figure for shopping centers in the United States.

Abasto de Buenos Aires

GLA 40,562 m2
# Stores 180
Ocupation 99.4%
Monthly sales per sqm Ps. 417
Book value: Ps. 210.8 millones
APSA’s interest 100%
Location Cdad. Buenos Aires

This outstanding building, constructed in 1889, combines the original antique architectural features with the latest trends in Shopping Center design. It is the largest in the city and the preferred location in Buenos Aires for browsing through the widest variety of brands and enjoying entertainment and cultural activities.

The best brands and prices in a warm and safe setting for recreation for people of all ages, and the venue of the most relevant cultural events in Buenos Aires, make Abasto de Buenos Aires the strategic shopping and historical center of the city.

Abasto harmonically integrates the past and the future, concentrating the entire historical background of Buenos Aires in a single shopping center.

Paseo Alcorta

GLA 14,870 m2
# Stores 121
Ocupation 92.0%
Monthly sales per sqm Ps. 711
Book value: Ps. 72.9 millones
APSA interest 100%
Location Cdad. Buenos Aires

Conceived in 1992 with a state-of-the-art architectural design, it has managed to position itself as the reference shopping center for the latest trends in Argentine fashion. It is located in Palermo Chico, one of the most attractive built-up areas of the city that boasts a high social and economic status. It has a hypermarket as the anchor store.

Our customers enjoy a warm and exclusive environment distributed on four stories and providing a full range of services, from the most exclusive stores to quaint coffee shops to restaurants offering top class international cuisine.

Paseo Alcorta is the site chosen by the leading brands in Argentine fashion to display their new collections in fashion parades and exclusive events.

Patio Bullrich

GLA 11,623 m2
# Stores 89
Ocupation 91.6%
Monthly sales per sqm Ps. 805
Book value: Ps. 127.6 millones
APSA’s interest 100%
Location Cdad. Buenos Aires

Patio Bullrich is a historical building belonging to the renowned Bullrich family, which opened as a modern shopping center in 1988. The new architecture preserves all the original features of the noble neoclassical construction. Its privileged location in the neighborhood of Recoleta, one of the most picturesque residential areas in the city of Buenos Aires, is strategically situated close to high class hotels, embassies, theaters, museums and historical attractions, and only 10 minutes from the city center, in the heart of international tourism. It is the main attraction for high purchasing power customers and tourists.

Patio Bullrich combines traditional elements with the latest and most exclusive developments in local and international fashion.

Patio Bullrich is the shopping center that symbolizes refined Argentine culture and the selected venue for presenting the new collections of the leading international brands simultaneously with the largest cities of the world.

Alto Avellaneda

GLA 26,701 m2
# Stores 153
Ocupation 99.4%
Monthly sales per sqm Ps. 398
Book value: Ps. 105.1 millones
APSA’s interest 100%
Location Avellaneda – Bs. Aires

Alto Avellaneda is the leading American-style mall in the southern suburbs of Greater Buenos Aires. It is located in a prosperous area that thrived with the arrival of immigrants, the first trams and a broad variety of cultural events. It has a wide offering of leading brands at the best prices, combined with culinary areas and amusement attractions for all the family.

Alto Avellaneda is much more than a mall offering the leading brands at good prices, it is the preferred meeting point for shopping and recreation activities in the Southern area of Buenos Aires.

Buenos Aires Design

GLA 14,343 m2
# Stores 59
% Ocupation 94.2%
Monthly sales per sqm Ps. 212
Book value: Ps. 25.8 millones
APSA’s interest 51.0%
Location Cdad. Buenos Aires

Buenos Aires Design is located in the neighborhood of Recoleta, back to back with the cultural center Centro Cultural Recoleta, which attracts large numbers to its cultural events.

This shopping center exhibits the leading home design brands, with an integral offering spanning the full range of household equipment and decoration and featuring exclusive designs in furniture, lighting appliances, upholstery, paintings and design objects.

Its wide-range offering and quality services attract architecture, design and interior decoration professionals.

Alto Noa

GLA 18.876 m2
# Stores 92
Ocupation 90,3%
Monthly sales per sqm $ 153
Book value: Ps. 23,8 millones
APSA’s interest 100%
Location Cdad. de Salta

Alto NOA Shopping is located in the City of Salta, capital of one of the provinces of the Argentine northwest that stands out for its natural beauty and a population that boasts a high social and cultural level. It offers a wide variety of leading brands at the best prices, eating spots and entertainment attractions for the whole family. Laid out in a setting characterized for its natural beauty, Alto Noa has become the focal point in the lives of the residents of Salta.

Alto Noa combines modern features and local traditions to create a beautiful natural enclave, setting it apart from all other shopping centers.

This shopping center is the focal point in the Argentine northwest, in one of the most attractive natural settings.

GLA 145,253
Consolidated Portfolio	Stores 847
Ocupation 95.7%
Monthly sales per sqm Ps.492

Operating Performance

The new post-convertibility scenario evidenced in Argentina impelled an expansion of our commercial proposal to bring it in line with the new demands of a changing market. The sharp depreciation of the local currency combined with a relative stability in retail inflation positioned the City of Buenos Aires as an attractive tourist center owing to its modern infrastructure and very low prices compared with the rest of the world.

Tourists from all over the world were attracted to this city because of its cultural diversity and advantageous costs. The inflow of tourists to metropolitan Buenos Aires grew significantly during the last four quarters as compared with the same periods of the previous year.

During the first quarter of 2003 the tourist inflow to the city of Buenos Aires and Greater Buenos Aires grew by 31.2% as compared with the first quarter of 2002. The number of tourists that arrived during the three months ended June 30, 2003 was 23.0% higher than the tourist inflow recorded during the quarter that ended June 30, 2002.

Source: Instituto Nacional de Estadística y Censos (INDEC)

On the local plane, the price stability, the appreciation of the Peso to the U.S. dollar and the drop in the unemployment rate encouraged consumer spending. The Consumer Confidence Index at June 30, 2003 reached 54.7, 82.4% higher than the level recorded at June 30, 2002. This significant increase explains in part the growth in sales of our lessees during the period under review.

Source: Escuela de Negocios de la Universidad Torcuato Di Tella

Note: Consumer Confidence Index of the City of Buenos Aires

During the year under review, the sales of our lessees in the Company’s Shopping Centers grew 41.9% in nominal terms, reaching Ps. 854.2 million, as compared with Ps. 601.9 million for the previous year.

Furthermore, our lessees’ sales adjusted to take into account the retail inflation increased 8.2% during the twelve month period ended June 30, 2003, and continued to grow steadily during the year under review, as detailed below:

During the year under review, our Shopping Centers in the city of Buenos Aires and Greater Buenos Aires reported lessee sales 42.8% higher than the previous year. With inflation adjustment, these sales, represented an 8.9% increase.

Tenant’s sales (1)

Fiscal Year 2002	Ps. 573,715,117
Fiscal Year 2003	Ps. 819,460,821
Variation	+ 42.8%

(1)	Includes: Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto de Bs.As., B.A. Design y Patio Bullrich.

During Fiscal Year 2003 our Shopping Centers located in the city Buenos Aires and greater Buenos Aires continued to position themselves above the competition. The policy to continually strive to meet the customer’s demands, combined with the excellent quality of the Company’s assets and the customers’ loyalty and preference for our Shopping Centers impelled an improvement in sales by our lessees as compared with lessees in the other Shopping Centers.

During the twelve month period ending 30 June 2003, the gap between our lessees’ retail sales and those of the competition grew, because although sales in our Shopping Centers increased 42.8% (compared with the same period of the previous year), those effected by the competition increased 35.4%. This increased our market share for the year under review to 43.3%.

Sales and market position.

	Number of Comercial Centers Competitors (1) (2)	Sales Competitors (Millions)	sqm Competitors (1) (2)	Number of APSA’s Shopping Centers(3)	APSA’s sales (Million(3))	APSA’s sqm (2)	Market sales (Million)	Market Share APSA
Fiscal Year 2002	23	Ps. 794,2	326.334	6	Ps. 573,7	123.882	Ps. 1.367,9	41,9%
Variation % Respect previous year	- 4.3%	+ 35.4%	- 7.1%	0.0%	+ 42.8%	+ 2.0%	+ 38.5%	+ 1.3%
Fiscal Year 2003	22	Ps. 1,075.1	303,072	6	Ps. 819.5	126,377	Ps. 1,894.6	43.3%

(1)	Ciudad de Buenos Aires and 24 neighborhoods of the Province of Buenos Aires.
(2)	As of June, 30 of every year.
(3)	Include Alto Palermo, Alto Avellaneda, Paseo Alcorta, Abasto de Bs.As, Patio Bullrich, B.A.Design.

Source: Internal company’s develop and shopping center surveys developed by INDEC – June 2003.

As regards sales per square meter, our Shopping Centers increased their relative efficiency again this year as compared with the competition. Our lessees generated average sales per square meter of Ps. 6.518, whereas the competition’s lessees generated average sales per square meter of Ps. 3.455. This shows that Alto Palermo S.A. has an efficiency ratio 88.7% higher than the rest of the market. This ratio reveals customer preference and loyalty toward our assets and the excellent quality of these as compared with the rest of the market.

Sales evolution by sqm

Competitor sales by sqm		Variation	APSA sale’s by sqm		Variation
Year 2002	Year 2003		Year 2002	Year 2003
Ps. 2,567	Ps. 3,455	+ 34.6%	Ps. 4,642	Ps. 6,518	+ 40,4%

(1)	Calculated as APSA’s sales by sqm divided Competitor’s sales by sqm.

Source: : Internal company’s develop and shopping center surveys developed by INDEC – June 2003.

Relative Efficiency

Source: Internal company’s develop and shopping center surveys developed by INDEC – June 2003.

For the second year in a row the Gross Area for Lease (GAL) - indicative of the available store space for lease in shopping centers - increased marginally by 1.5% as a result of the expansion of space whose demand had been lagging, as was the case with certain stores in Buenos Aires Design. This is mainly owed to the greater interest shown in store space in our Shopping Centers.

This led to the proposal and development of a new entertainment and eating area in the “Edificio Ballena” building located in the upper story of the complex. This store had never been leased before. Innovative projects began to be developed for the new eating area. Along these same lines, interest began to grow toward available space in Alto Noa, which is beginning to pick up from a lagging demand as compared with other shopping centers.

We also have land in strategic locations that could be destined to the development of new Shopping Centers.

During the year under review, our Shopping Centers were visited by approximately 59.4 million people, a 14.7% increase with regard to the previous year and surpassing all historical records. This ratio continues to show the renewal and success of our commercial proposals that make our Shopping Centers unique leisure and recreation spots.

The occupancy ratio of our shopping centers also improved considerably during the year under review. The percentage of GAL occupied at 30 June 2003 reached 95.7%, surpassing the occupancy rates prior to the economic crisis. This occupancy rate amply exceeds the 91.1% reached at 30 June 2002.

The drop in the vacancy level in our Shopping Centers reflects an increase in demand as a result of our excellent commercial offering, and the ability of our commercial department to properly administrate this growth in demand from potential lessees.

The average occupancy cost for the period, calculated in terms of charges paid by lessees over total sales, dropped to 10.9% as a result of a smaller adjustment in lease costs as compared with lessee’s sales. This shows a potential for growth in lease values, aiming to recover their historical 13-14% levels.

Below is a schedule of the expiration dates of the lease contracts for stores in our Shopping Centers effective at June 30, 2003, assuming that none of the contracts is renewed or terminated by the lessees.

Lease expiration year	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual base rent under expiring leases(1) (Ps.)	Percentage of total base rent under expiring leases (%)
2003(2)	184	17,081	11.8	8,744,052	15.7
2004	221	29,724	20.5	15,767,376	28.3
2005	173	19,081	13.1	10,878,780	19.5
2006	198	31,578	21.7	11,411,016	20.5
2007	40	11,141	7.7	3,355,404	6.0
2008+	31	36,648	25.2	5,609,436	10.1

Total	847	145,253	100.0	55,766,064	100.0

(1)	Includes base rent without proportioning APSA’s effective percentage
(2)	Includes shops which contract are not renegotiated yet and vacant shops as of June 30, 2003

During fiscal year 2003, income from leases and services amounted to Ps. 88.8 million, reflecting a 39.2% drop with regard to the previous year. This reduction is attributed to a drop in actual terms in rent values since, although lease prices grew in nominal terms, this growth was lower than the wholesale inflation for the period.

The breakdown of income from leases and services for the twelve-month periods ending June 30, 2002 and 2003 is presented below.

An analysis of the changes in the breakdown of income from leases and services from 2002 to 2003 reveals a significant increase in the supplementary charge. This is mainly attributed to the fact that our lease contracts with lessees entitle us to charge a percentage of their sales when these exceed a minimum established limit. In view of this, variables such as the economic inflation and the recovery in sales are taken into account in our income structure.

Marketing and promotional activities in our shopping centers

During fiscal year 2003 we began to implement a strategy whereby the distinctive characteristics of each Shopping Center acquired a leading role.

Alto Palermo

Alto Palermo has focused its efforts throughout the year on customer attention and generating a distinctive characteristic as a shopping center that is easy to get to and that offers a comfortable atmosphere for all consumers. The incorporation of service improvements went hand in hand with specific activities for customers aimed at making them get an exclusive feeling from buying at Alto Palermo.

Abasto de Buenos Aires

Abasto stands out for the number of events and promotional activities organized by it. We have held different avant-garde cultural, fashion and design events. These included the Independent Film Festival at which 220 films were exhibited, attracting an audience of over 200,000 people, 60% more than the previous year. The promotional activities offered at Abasto are famous for their customer appeal and the exclusivity of the gifts handed out.

Paseo Alcorta

Throughout this year Paseo Alcorta continued to position itself as the leading fashion Shopping Center of Buenos Aires. To maintain this positioning two editions of “Estilo Alcorta” (Alcorta Style) were held, at which the leading brands presented their latest fashion collections. This is not only a fashion event but also generates a general concept of avant-gardism.

Patio Bullrich

Throughout the year Patio Bullrich organized activities aimed at drawing loyalty from its exclusive public, using direct marketing and mass advertising in very segmented media. The events and promotional activities carried out were fully in line with the loyalty-building objective.

Alto Avellaneda

Throughout the year Alto Avellaneda focused on the public not only from the district of Avellaneda but from the entire southern area, including neighboring districts that amass the highest purchasing power of the southern suburbs. Alto Avellaneda held events and activities that were relevant for the area, offering the public more than would normally be expected from a shopping center.

Buenos Aires Design

During the year under review, Buenos Aires Design strengthened its position as a Shopping Center for decoration that attracts the leading architects and decorators.

As every year, it held its two traditional Sales at which people can find attractive offers.

Alto NOA

During the year under review Alto Noa progressively added new events to the shopping center at which attendants could learn about different topics free of charge, including courses, book presentations, etc.

It also carried out promotions together with the Buenos Aires shopping centers on special dates, including exclusive publicity for tourists.

Tourism

During the year, several actions were taken and exclusive products were created in this segment with a view to attracting the growing tourists inflow to our Shopping Centers, offering them the best attractions and benefits.

These actions included the events held at the 3, 4 and 5-star hotels, the Buenos Aires cruising ship terminal, Ezeiza International Airport and those carried out jointly with international tourist companies. National and international advertising campaigns were launched and our Call Center answered questions and received service requests such as fee transfers. We also published a special supplement in the Buenos Aires Herald devoted to tourism around Buenos Aires and specifically connected with our Shopping Centers.

We figure in the leading tourist publications and events that cater to tourist operators and agencies and tourists.

Promotional activities

Father’s Day and Mother’s Day

These promotional activities consist in giving away “time together”. In the case of Father’s Day, the aim was to give away activities involving two or more people, such as theater shows, dinners, lunches, mechanical games, etc. For Mother’s Day, the aim was to give away special gifts that women could enjoy themselves, including meals, hair saloon sessions, etc.

These promotional activities proved popular among the customers as the value of each prize was considerable and each Shopping Center gave away gifts that it considered suitable for its attendants.

Christmas

In November, coinciding with the beginning of the Christmas season, a promotional activity called “The Party of Your Dreams” was launched. This involved giving away 70% of the total tickets to concerts by popular music bands. The concerts played to packed stadiums.

In view of the success with the sold-out concerts, the day after the “The Party of your Dreams” campaign concluded, we began a new consumer incentive strategy. Here customers could choose two bottles of wine or one bottle of champagne as a gift for the purchases made. This was one of the most successful promotional activities in the last few years in terms of participation.

On December 23 we held the traditional “Shopping Night” which involves musical performances and significant discounts.

Bonus$

During the period, the Company successfully continued the “Bonus$” customer fidelity program. As of June 30, 2003, more than 717,000 cards had been issued under the program and approximately 132 thousand prizes had been awarded.

Future development

Rosario Project

On August 25, 1998, together with Coto Centro Integral de Comercialización S.A. (“Coto”) we acquired a 213,372 square meter development property located in the City of Rosario, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administración de Bienes Ferroviarios (“ENABIEF”) an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administración de Bienes del Estado -“ONABE”-).

On December 17, 1999, we obtained an exclusive title to a part of this property, upon which we plan to develop a residential complex. On the rest of the land, which is 56% owned by us and 44% by Coto, we plan to develop a shopping center and Coto plans to develop a hypermarket.

The proposed project is composed of two parts. The first part involves the construction of a shopping center with approximately 20,000 square meters of gross leasable area and an entertainment complex, consisting of approximately 21,000 square meters, that is currently expected to include a science museum, a railroad museum, a convention center, a restaurant area and an outside entertainment area. The second part involves the construction of a 1,200 apartment high-rise residential complex consisting of nine towers. We paid US$ 17.5 million (net of closing costs) for a 66.67% ownership interest in the property.

At present, the estimated cost of the first part of the project is approximately U$S 15,0 million.

Ownership of the land acquired is subject to compliance with a construction schedule that lays down that ground should be broken on the shopping mall complex in March 2004. The Company plans to bring this date forward to the end of 2003, however.

Neuquén Project

On July 6, 1999, we acquired a 94.6% interest in Shopping Neuquén S.A. for US$ 4.2 million. We paid US$ 0.9 million on September 1, 1999, and the remaining US$ 3.3 million were originally scheduled to be paid on or before July 5, 2001. As of today the remaining payment is overdue.

Shopping Neuquén’s sole asset comprises of a piece of land of approximately 50,000 square meters with preliminary governmental approval for construction of a shopping center on the site. The project contemplates construction of a shopping center with 135 stores, a hypermarket, a multiplex movie theater and a hotel. The total cost for us is currently estimated to be approximately Ps. 20.0 million. We expect to finance this project through working capital and additional bank debt.

In June, 2001 Shopping Neuquén filed a request with the municipality of Neuquén for extension of the original construction timetable and for authorization to sell part of the land to third parties for the construction by them of the property that they will develop. The proposed new timetable contemplates that the construction of the first stage would start on December 15, 2002 and would finish on December 31, 2004. The second optional stage would be finished on December 31, 2006.

The extension should be approved by the City Council of the Province of Neuquén, which is the municipal legislative body. On December 20, 2002, the Municipality of Neuquén rejected our request for a readjustment of the terms and the transfer of the plots, and declared the expiration of ordinance 5178/91, annulling the purchase contracts for the real estate that had been transferred to us previously.

In view of this situation, Shopping Neuquén S.A. requested the revocation of this administrative act, however, the revocation was rejected by the Municipal Mayor on 9 May 2003 through decree 585/03.

Subsequently, in June 2003, Shopping Neuquén S.A. lodged a remedy before the Higher Court of the Province of Neuquén, requesting the annulment of the above resolutions issued by the Mayor. At the date of this report, the Neuquén Higher Court has not yet issued a decision regarding our remedy.

If the extension is not approved, the Municipality of Neuquén could request the reconveyance of the real estate previously sold by it, in which case Shopping Neuquén runs the risk of not recovering its initial investment.

Furthermore, on 15 August 2003 we were informed that 85.75% of the old shareholders of Shopping Neuquén have filed a complaint against us, claiming collection of a price balance of US$ 3.0 million plus interest and legal costs. At the date of this report, the Company is filing a formal plea to this complaint.

Caballito project

We have a plot of land spanning a surface area of 25,539 m² in the Buenos Aires city neighborhood of Caballito, one of the most highly populated in the Federal Capital. This land could be used to build a 30,000 m² shopping center including a hypermarket.

We are currently making the final changes to the commercial project. We have not yet obtained the authorization from the Government of the City of Buenos Aires to develop the center on this land and cannot at this stage guarantee that this will be granted.

Land on Figueroa Alcorta

We are working on the commercial project for the plot of land located on Figueroa Alcorta Avenue, in front of the Paseo Alcorta Shopping Center. This may involve an office building and/or apartment block.

Tarjeta Shopping

The year under review was characterized by a strong drop in sales by companies in the retail financial sector combined with peak losses owing to uncollectible accounts, and a hard hit capital market. The latter generated a void in the public offer of securities, which had been the main source of financing for the consumer loan business.

This situation had a negative impact on our operations, forcing us to adapt our business activities and review our service range in order to focus on the most profitable ones.

Despite the scarcity of financing alternatives and while our competitors restricted customer credit, one of our main achievements was that we did not suspend the option for our members to buy in installments and were able to maintain a positive cash flow throughout the year, fulfilling all our financial commitments.

Toward the end of the year, the scarcity of investment alternatives spurned by the drop in interest rates generated new financing options. This encouraged us to place a trust fund for Ps. 11.0 million on the capital markets, which was subscribed in full.

During the year under review, our strategy was focused on catering to our clients, maintaining a satisfactory liquidity, streamlining our structure, adapting the product mix to the new market scenario and stepping-up collection efforts.

Customer consumption at our shopping centers increased 8% during the year as compared with the previous year, amounting to Ps. 121.9 million. This was attributed to the significant recovery in sales during the second semester of the year, which picked up from a 15.4% reduction during the first half.

During the year we introduced several payment options for our customers in order to facilitate compliance with the payment of installments.

We also continued to adapt our administrative structure to the volume of business, closing down non-strategic distribution channels and strengthening the service in channels that concentrate the greatest business volumes. Our head-count was reduced by 20% and administrative expenses were reduced by 51%.

At the beginning of the year and in view of the crisis we tightened our credit policy for opening new accounts, and gradually loosened our policies as the market variables improved.

As regards collections, short-term delinquency reached its peak during the first quarter of 2002 and decreased progressively throughout the year. Six-month delinquency reached a peak high in the middle of the year and improved progressively from then on.

At 30 June 2003 the number of Tarjeta Shopping members amounted to 147,526, showing a 53% increase in new memberships. Our credit portfolio, including secured coupons, amounted to Ps. 46.4 million.

Fibesa S.A.

Fibesa is the exclusive real estate broker at our shopping centers, in which we have a 99.99% equity interest.

The growing demand for our stores enabled Fibesa to expand the number of contracts for stores and gondolas which, taking into account existing and new contracts, amounted to 1.072 for fiscal year 2003.

During the twelve-month period ended 30 June 2003, Fibesa reported an income of Ps. 3.9 million, down 28.8% from the Ps. 5.5 million income for the twelve-year period ended 30 June 2002.

Fibesa reported a profit of Ps. 1.2 million for the financial year ended 30 June 2003, reflecting an improvement from the loss of Ps. 0.3 million for the twelve-month period ended 30 June 2002.

E-commerce Latina S.A. - Altocity.Com S.A.

Altocity.com S.A. (Altocity) is a retail electronic trade company controlled by E-commerce Latina S.A. resulting from our partnership with Telefónica de Argentina S.A. (Telefónica). Altocity enables us to expand our physical business to include new sales channels such as Internet.

Three years from its launch, Altocity offers an attractive integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image.

During the year under review Altocity strengthened its goal of exporting to the world, taking advantage of a favorable exchange rate which placed us at an advantage with regard to foreign competition. We have also continued to focus on domestic sales.

	Jul ‘01 – jun ‘02	Jul ‘02-dic ‘02 (1th Semester)	Jan ‘03-jun ‘03 (2nd Semester)	Annual variation
Monthly sales average	123,418	104,562	175,056	13.28%
Average ticket	137	116	185	9.85%

Traffic, Customer Portfolio and Transactions

This site currently receives on average 280,000 individual users per month. This makes Altocity one of the country’s most visited web sites. The company has over 38,000 registered citizens (registered visitors that buy and/or wish to receive information on new developments and offers) who have carried out more than 27,704 transactions to date.

	As of June 30, 2002	As of June 30, 2003
Inconditional users per month (Average U3M)	84,077	280,000
Daily average	4,000	8,000
Citizens registered	30,879	38,312
Acumulated transactions	18,801	30,229

Diversification of the business

Altocity currently has over 100,000 products in 12 categories, ranging from Computers to Electrical Appliances to Clothing, CDs, books, etc., and covering a broad spectrum of consumers and needs. This constitutes an interesting mix that positions Altocity in a category of its own, away from the traditional book and music categories, successfully venturing into categories otherwise considered unsuitable for on-line sales, such as Apparel and Home appliances.

Corporate Agreements and Alliances

The company has made significant efforts to seek-out new corporate agreements and alliances with Financial companies and Banking entities with a view to attracting new clients, increasing sales and expanding the number of registered users.

•	Customer benefits include rebates, discounts and new promotions for purchasing on Altocity.com as a classical means for obtaining short-term results.

•	Alliances with companies involve the granting of commissions to the latter for sales of products offered on the site and the offering of site-exclusive products and promotions for large sales volumes.

Be they Customer oriented or geared toward Altocity companies, both these mechanisms involve no investment in advertising and marketing and achieve excellent results.

Operating Expenses - Cost Re-engineering

Starting in April and May 2002, a re-engineering of overhead costs was implemented at Altocity with a view to changing the entire management. The basic principles of this restructuring were: i) to preserve the value offered to consumers; ii) to maintain the company’s capacity in terms of resources for conducting normal business operations; iii) to achieve a significant reduction in operating overhead expenses; and iv) to achieve synergies in all the segments of Alto Palermo S.A., particularly Commercial, Marketing, Administration and Management.

5.	Financial Review

Financial Debt

The issue during fiscal year 2003of Negotiable Bonds Convertible for U$S 50.0 million, marked the beginning of the buy-back process of FRN APSA-SAPSA for Ps. 120 million, maturing in January 2005, enabling us to buy-back 80.8 million (face value) that (including amortization coupons) would have represented a debt of Ps. 116.4 million as at June 30, 2003.

Additionally, we redeemed a total amount of Ps. 1.8 million of our Ps. 85 million due in April 2005.

The early redemption of these debt, alloweds the Company to recognize a gain of Ps. 19.8 million for the year ended June, 30 2003.

Furthermore, during the year ended 30 June 2003, we met all our financial commitments relating to our outstanding bonds.

Compliance with the Financial Covenants

From our Financial Statements corresponding to the twelve-month period commenced July 1, 2002 and ended June 30, 2003, emerges that we are in compliance with the Financial Covenants under the indentures of the APSA-SAPSA FRN for Ps. 120 million and the Notes for Ps. 85 million. The Coverage ratio1, which has to be higher or equal to 2 and the Indebtedness covenant2, which has to be lower or equal to 5, were 2.40 and 4.02, respectively.

Being in compliance with the Financial Covenants, we are again in position of raising additional borrowing, in case the Board of Directors takes the decision, not needing the previous approval of the outstanding debt bondholders.

This fact gives us a greater foresight for the long term, and is also a new sign of the Company’s financial reconstruction and the fulfillment of the commitment made by the Company and its management to comply with its financial obligations.

Improvement in the Risk Rating of our structured debt

On 28 January 2003, the risk rating agency Fitch Argentina Calificadora de Riesgo S.A. substantially raised the rating of the Negotiable Bonds for Ps. 85 million from CC(arg) to BB(arg). This improvement in the credit rating is attributed to the “turnaround from the negative trend and commencement of a gradual recovery in its main activity indicators, and the readjustment of its debt structure, concentrating almost all of its debt in long term

[1]	Annual EBITDA / Financial Charge
[2]	Consolidated Debt / Annual EBITDA

placements. This credit rating reflects (the Company’s) good market position as well as the quality and location of its shopping center portfolio”, according to some of the reasons provided in the risk rating agency’s report.

On the other hand, in April 2003, Standard & Poor´s International Ratings LLC (Argentine Branch) increased the qualification of our Debt from Ps. 85 millions from raCCC+ with a negative trend to raB+ with a stable trend.

Alto Palermo S.A. (APSA) is part of a selected group of argentine companies qualified by Fitch and Standard & Poor’s that are properly its financial commitments. Otherwise, it is important to mention that, Alto Palermo S.A. (APSA) is one of the few companies in these situation that is not part of the export market.

Conversion of Negotiable Bonds

During the year under review, the holders of NBs exercised their conversion right. The total number of Negotiable Bonds converted amounted to 156,484 units with a face value of U$S 1 each, whereas the ordinary stock delivered under this heading amounted to 4,829,745 with a face value of Ps. 0,1 each.

The number of Convertible Negotiable Bonds currently outstanding amounts to U$S 49,843,516, while the number of Company shares increased from 700,000,000 to 704,829,745, and the corporate capital increased from 70,000,000 to 70,482,974.5, reflecting a 0.7% increase.

Following we detail the most important financial ratios for the Company:

	As of June, 30 2003 AR$	As of June, 30 2002 AR$	Change	Variation %
EBITDA (1)	65,831,701	70,659,288	(4,827,587)	(6.8)
EBITDA per share	0.093	0.10	(0.007)	(7.0)

EBITDA Comercial Centers	66,925,269	75,019,498	(8,094,229)	(10.8)
EBITDA Torres de Abasto	(177,038)	(1,066,156)	889,118	(83.4)
EBITDA Tarshop S.A.	(916,531)	(3,294,054)	2,377,523	(72.2)

Financing liabilitie (2)	218,310,214	317,284,294	(98,974,080)	(31.2)
Shares Outstanding	704,829,745	700,000,000	4,829,745	0.7
Price per share	0.250	0.115	0.135	117.4
Market cap	176,207,436	80,500,000	95,707,436	118.9
Valor Empresario (3)	394,517,650	397,784,294	(3,266,644)	-0.8
Financial liabilitie/Market	55.3%	79.8%

FFO (4)	55,377,033	33,487,971	21,889,062	65.4
FFO per share	0.079	0.048	0.031	64.2

Net income (loss)	77,350,605	(11,351,807)	88,702,412	(781.4)

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.
(2)	Financial debt (net of accrued interest) at historical vaule.
(3)	Outstanding shares at their market value at the end of each period plus financial debt
(4)	Operating inflows calculated as of the year-end result before other income and expense, depreciation and amortization charges.

6.	Management’s Analysis of the results

General

The following analysis should be read together with the Company’s consolidated financial statements and their notes. For the purposes of the following analysis we have considered “Consolidated Financial statements” to be our audited consolidated financial statements and notes corresponding to the fiscal years ended June 30, 2003 and 2002.

Our financial statements are stated in Argentine Pesos and were prepared in accordance with the accounting standards governing disclosure and valuation contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils for Economic Science (FACPCE), approved with certain modifications by the Professional Council for Economic Science of the Autonomous City of Buenos Aires.

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003.

Additionaly, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards. At June 30, 2003, however, this deviation has not had a material effect on the financial statements.

Revenue recognition

Leases and services

Tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

Our revenue for minimum rent and as of sale percentage, are monthly accrued based on each contract. Our revenue as a sale percentage are monthly determined and invoiced as soon shop sales are higher than certain measurements previously determined in the contract.

Sales and development properties

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this strategy, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. Purchasers reserve units and subsequently enter into fixed price contracts paying approximately 5% of the purchase price and agreeing, generally, to pay monthly equal installments over an agreed-upon construction period for an additional 15% of the purchase price. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turnkey” contracts with major Argentine and other Latin American construction companies that provide for construction to be completed within a prescribed period and budget.

We record revenue from the sale of properties when all of the following criteria are met: (i) the sale has been consummated; (ii) We have determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (iii) Our receivable is not subject to future subordination; and (iv) We have transferred to the buyer the risk of ownership, and we have not a continuing involvement in the property.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires that we prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties/units. Changes to estimated costs of completion are generally incorporated into revised estimates during the contract period.

Credit card

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

E-commerce

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica. E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

In addition, the Company holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. As from May 2001, Alto Invest S.A. suspended all its transactions, excepting its off-line transactions. During the year ended June 30, 2003, the Company has initiated advisory and consultancy services, for which it is restructuring human resources.

All revenues are stated net of taxes levied on sales.

Operating costs and expenses

Leases and services

Our most significant costs and expenses are (i) depreciation and amortization, (ii) taxes, both federal and local, contributions and services and (iii) parking lots maintenance costs.

Sales and development properties

Our most significant costs and expenses are (i) all direct contracts costs such as land, materials and construction fees associated with development properties and (ii) capitalized interest costs. Costs and expenses principally consist of the Torres de Abasto construction project, a residential apartment complex located near the Abasto Shopping Center.

Credit Card operations

Our most significant costs and expenses are (i) salaries and related bonuses, (ii) taxes, both federal and local, contributions and services and (iii) commissions and interest.

Operating Results

Fiscal Year 2003 as compared to Fiscal Year 2002

Sales

Sales decreased by 41.7%, from Ps. 196 million during fiscal year 2002 to Ps. 114,2 million during fiscal year 2003 due to a 39.2% reduction in leases and services revenues (from Ps. 146,1 million to Ps. 88,8 million), a 88.5.1% reduction in sales of properties (from Ps. 4 million to Ps. 0.5 million) and a 45.6% reduction in sales from credit card operation (from Ps. 45.8 million to Ps. 24.9 million).

It is important to mention that rental and services revenues even if they have increased in nominal value, this increment is lower than the inflation index, therefore we can observe a reduction in real terms. We must highlight that the economic recovery that began last year is generating an increase in our tenant’s sales, being reflected in increments in the occupancy ratios, rental incomes and admission rights of our shopping centres. The occupancy ratio of our shopping centres increased from 91,1 % in July 30, 2002 to 95,7% in July 30, 2003.

During the year ended 30 June 2003 the sale of the fourteen available units was completed, while the units sold during fiscal year ended 30 June 2002 amounted to 39.

The drop in income from Tarjeta Shopping is attributed to the streamlining of its portfolio throughout the year under review as a result of the severe financial crisis. Although the current portfolio is smaller, it is characterized by a better credit capacity.

	Fiscal Years ended June 30,
	2003	2002
	(In thousands of Ps.)
Leases and services	88,818.8	146,122.6
Sales and development properties	462.0	4,003.2
Credit card operations	24,934.6	45,840.4

Total net sales	114,215.4	195,966.2

Costs

Total costs registered a 25.8% decrease, from Ps. 91.1 million during fiscal year 2002 to Ps. 67.6 million during fiscal year 2003.

Leases and services costs registered a 19.9% decrease, from Ps. 73.1 million during fiscal year 2002 to Ps. 58.5 million during the fiscal year 2003. The main reasons for this reduction are: (i) a sharp reduction in non-recoupable expenses owing to the reduction in vacant stores and improved collections for the year; (ii) a lower amortization charge stemming from the lower value of the assets as a result of the devaluation allowance recognized at the previous closing date and the failure to amortize launching expenses relating to Abasto Shopping; and (iii) a reduction in car park expenses.

Cost from sales of properties decreased by 87%, from Ps.5.4 million in fiscal year 2002 to Ps. 0.7 million in fiscal year 2003, as a result of the reduction in sales mentioned above.

The cost from credit card operation decreased by 33.9% from Ps. 12.6 million in fiscal year 2002 to Ps. 8.3 million in fiscal year 2003, as a result of the reduction in the level of activity.

	Fiscal Years ended June 30,
	2003	2002
	(In thousands of Ps.)
Leases and services	(58,545.5)	(73,071.5)
Sales and development properties	(699.1)	(5,397.9)
Credit card operations	(8,330.2)	(12,601.1)

Total costs	(67,574.9)	(91,070.6)

Gross Profit

As a result of the factors mentioned above, gross profit decreased by 55.5%, recording an income of Ps. 104.9 million for the fiscal year ended June 30, 2002 against Ps. 46.6 for fiscal year 2003.

Gross profit, calculated in terms of total sales percentage, fell from 53.5% during fiscal year 2002 to 40.8% during fiscal year 2003. Gross profit from leases and services, calculated in terms of leases and services sales percentage, fell from 50% during fiscal year 2002 to 34.1% during fiscal year 2003. Sales of properties gross loss, calculated as a percentage of sales of properties, increased from 34.8% during fiscal year 2002 to 51.3% during fiscal year 2003. Credit cards operations gross profit, calculated as a percentage of sales of credit cards operations, fell from 72.5% during fiscal year 2002 to 66.6% during fiscal year 2003.

	Fiscal Years ended June 30,
	2003	2002
	(In thousands of Ps.)
Leases and services	30,273.3	73,051.1
Sales and development properties	(237.1)	(1,394.7)
Credit card operations	16,604.4	33,239.3

Total Gross Profit	46,640.6	104,895.7

Selling expenses

Selling expenses registered an 72.2%, growth from Ps. 63.2 million in fiscal year 2002 to Ps. 17.6 million in fiscal year 2003. The decreased was mainly due to: (i) a decrease in the allowance for doubtful accounts by 80.4%, from Ps. 52.8 million during fiscal year 2002 to Ps. 10.3 million during fiscal year 2003, out of which Ps. 35.2 million and Ps. 2.4 million are related to allowance for doubtful accounts from our shopping center operations during fiscal years 2002 and 2003 respectively and Ps. 17.6 million and Ps. 7.9 million related to allowance for doubtful accounts of Tarjeta Shopping during fical years 2202 and 2003 respectively; (ii) a decrease in advertising expenses by 59%, from Ps. 3.6 million in fiscal year 2002 to Ps. 1.5 million in fiscal year 2003; (iii) the 14.7% reduction in gross income charge, from Ps. 5.1. million during fiscal year 2002 to Ps. 4.4. million during fiscal year 2003, attributed to the fact that the increase in sales at nominal values did not match the wholesale inflation; (iv) a reduction in the amortization charge relating to the launch of Shopping Abasto and advertising expenses connected with Torres de Abasto which were fully depreciated in the previous year.

Selling expenses, calculated in terms of total sales percentage decreased from 32.3% during the fiscal year ended June 30, 2002 to 15.4% during the fiscal year ended June 30, 2003.

Administrative expenses

Administrative expenses registered a 28.2% fall from Ps. 25.4 million during fiscal year 2002 to Ps. 18.2 million during fiscal year 2003, basically as a result of the reduction in salary, bonuses, social security contributions, taxes, rates, contributions and services.

Administrative expenses, calculated as a percentage of total sales, rose from 13.0% during fiscal year 2002 to 16.0% during fiscal year 2003.

Torres de Abasto unit contracts’ rescissions

The results of purchasers recessions of sales contracts registered a 84% decrease from Ps. 0.06 million during fiscal year 2002 to Ps. 0.009 million during fiscal year 2003.

Net (loss) Income in credit card trust

Credit card trust funds did not vary with regard to the previous year, having reported a loss of Ps. 4.1 million in the year 2003 as in fiscal year 2003.

Operating income

As a result of the factors mentioned above, the operating income decreased by 45.1%, from Ps. 12.3 million during fiscal year 2002 to Ps. 6.8 million during fiscal year 2003. The operating income measured in terms of total sales decreased from 6.3% during fiscal year 2002 to 5.9% during fiscal year 2003.

Net Loss in equity investments

The result stemming from the interests in Pérez Cuesta S.A.C.I. and E-Commerce Latina S.A. registered a 41.3% decrease, from a Ps. 8.5 million loss during fiscal year 2002 to a Ps. 12.1 million loss during fiscal year 2003, mainly due to the loss registered in Pérez

Cuesta S.A.C.I. where we currently hold a 18.9% interest partially off-set by a lower loss in E-Commerce Latina S.A., where we currently hold a 50% interest.

Depreciation of goodwill.

The profit/(loss) stemming from the depreciation of goodwill did not vary with regard to the previous year, and amounted to Ps. 4.8 million for 2002 and for 2003. These results reflect the depreciation of goodwill stemming from the acquisition of Shopping Alto Palermo S.A., FIBESA S.A. and Tarshop S.A.

Financial results, net

The gain/(loss) on financing of assets increased by 102.9%, picking up from a loss of Ps. 147.1 million in the previous year to a gain of Ps. 4.2 million during the year under review, mainly owing to the recoupment of part of the allowance set up in the year 2002 on the value of our fixed assets which was recognized during fiscal year 2003, and the lower loss on exposure to inflation of our monetary assets.

The gain/(loss) on the financing of liabilities increased 104.7%, from a gain of Ps. 55.9 million during fiscal year 2002, to a gain of Ps. 114.4 million for fiscal year 2003. This increase is mainly attributed to (i) a reduction in the indebtedness level owing to the buy-back of debt during the year under review which enabled us to obtain discounts of 16%; (ii) a lower indebtedness cost attributed to the stabilization of the Reference Stabilization Coefficient (CER) used to adjust our debt converted to Pesos; (iii) a lower gain on exposure to inflation owing to the 26% appreciation of the Peso with regard to the U.S. dollar, from 3.8 at June 30, 2002 to Ps. 2.8 at the present financial closing date. This appreciation has had a favorable impact on our dollar denominated debt and on the value of the interest rate Swap; and (iv) and was partially offset by a reduction in the gain on exposure to inflation of our monetary liabilities.

Other expense, net

Other expense, net increase from a loss of Ps. 10.8 million during fiscal year 2002, to a Ps. 13.3 million gain during fiscal year 2003 mainly due to the discount obtained relation to the redemption of debt.

Minority Interest

Minority interest registered a Ps. 2.8 million decrease, from a Ps. 5.1 million during fiscal year 2002 to a Ps. 2.3 million during fiscal year 2003.

(Loss) Income before taxes

As a result of the factors described above, the income (loss) before taxes suffered a Ps. 218.4 million increase, recording a Ps. 94.3 million loss during fiscal year 2002 against a Ps. 124.1 million income during fiscal year 2003.

Income Tax.

The income tax charge increased by Ps. 129.7 million, from a gain of Ps. 83.0 million for the year 2002 to a loss of Ps. 46.7 million for the year under review. It should be noted that the income tax charge was calculated using the deferred tax allocation method, thus recognizing the temporary difference in the accounting and tax measurement of assets and liabilities and the capitalization of loss carry-forwards. As a result, the figure disclosed under income tax does not only reflect the amount to be paid but also includes the tax reported based on the accounting accrual.

Net Income (Loss)

As a result of the factors explained above, the net income (loss) for the period registered a Ps. 88.7 million increase, from a Ps. 11.3 million loss for fiscal year 2002 to a profit of Ps. 77.3 million for fiscal year 2003.

7.	Board of Directors

Our administration and management is the responsibility of our Board. Our by-laws lay down that the Board will be made up of a minimum of eight and a maximum of twelve full directors and eight to fourteen alternate directors. Our directors are elected for three year terms by our shareholders by a majority vote at an ordinary shareholders’ meeting.

Our current board of directors was elected at a shareholders’ meeting held in October 2000 and October 2001. Our current directors are as follows:

Name and Position	Date of Birth	Occupation in APSA	Date of Current Appointment	Term Expiration	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	2000	2003	1994
M. Marcelo Mindlin	01/19/1964	First Vice-Chairman	2000	2003	1994
Hernán Büchi Buc	03/06/1949	Director	2000	2003	1996
Alejandro G. Elsztain	03/31/1966	Director	2001	2004	2001
Fernando A. Elsztain	01/04/1961	Director	2000	2003	1998
Gabriel A.G. Reznik	11/18/1958	Director	2000	2003	1998
José Said Saffie	04/17/1930	Director	2000	2003	1998
Jorge Spencer Soublette	01/10/1943	Director	2000	2003	1996
Saúl Zang	12/30/1945	Director	2000	2003	1994
Oscar P. Bergotto	06/19/1943	Alternate Director	2000	2003	1994
José D. Eluchans Urenda	08/06/1953	Alternate Director	2000	2003	1998
Leonardo F. Fernández	06/30/1967	Alternate Director	2000	2003	1996
Juan M. Quintana	02/11/1966	Alternate Director	2000	2003	1998
Juan C. Quintana Terán	06/11/1937	Alternate Director	2000	2003	1994
Raimundo Valenzuela Lang	05/21/1960	Alternate Director	2000	2003	1998
Pablo D. Vergara del Carril	03/10/1965	Alternate Director	2000	2003	1998
Ernesto M. Viñes (in use of license)	05/02/1944	Alternate Director	2000	2003	1994

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He founded Dolphin Fund Management S.A. He is Chairman of the Board of Directors of IRSA, SAPSA, Dolphin Fund Management S.A., and Cresud S.A.C.I.F. y A.; Vice-Chairman of Banco Hipotecario S.A.; and director of Brazil Realty, among others. Mr. Eduardo S. Elsztain is the brother of our Director, Alejandro G. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

M. Marcelo Mindlin. Mr. Mindlin obtained a degree in economics from the Universidad de Buenos Aires and a Master’s Degree in business administration at the Centro de Estudios Macroeconómicos de Buenos Aires. He is also the Vice-Chairman of the Board of Directors of IRSA, Dolphin Fund Management S.A. and Cresud S.A.C.I.F. y A.; and director of Banco Hipotecario S.A., among others.

A. Gabriel Juejati. Mr. Juejati has been engaged in real estate activities since 1975. He is one of the founding members of Gama Propiedades, an Argentine real estate brokerage company. He is President of Shopping Neuquén, Fibesa, Tarshop S.A. and ERSA, Vice-president of SAPSA, a director of IRSA; and of Brazil Realty, among others.

Hernán Büchi Buc. Mr. Büchi obtained a degree in civil engineering at the Universidad de Chile and a Master’s Degree in economy at Columbia University, New York, U.S.A. From 1979 to 1989, he worked as Undersecretary of Economy, Undersecretary of Health, Minister of Odeplan, Superintendent of Banks and Financial Institutions, and Minister of Finance of Chile. Currently, he is the President of Forestal Terranova and Luchetti and a director of SQM and Madeco.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Chairman of Inversiones Ganaderas and director of IRSA and Cresud S.A.C.I.F. y A. Mr. Alejandro G. Elsztain is the brother of our Chairman Eduardo S. Elsztain and is the cousin of our Director, Fernando A. Elsztain.

Fernando A. Elsztain. Mr. Elsztain studied Architecture at the Universidad de Buenos Aires. He has been the Chief Commercial Officer of IRSA since March 1994. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is a director of IRSA, and Baldovinos; and alternate director of Banco Hipotecario S.A., among others. Mr. Fernando A. Elsztain is the cousin of our Chairman, Eduardo S. Elsztain and is the cousin of our Director Alejandro G. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from the Universidad de Buenos Aires. He has been working for IRSA since 1992 and currently, is the chief technical officer. He formerly worked for an independent construction company in Argentina. He is an alternate director of IRSA, ERSA, Fibesa and alternate director of Banco Hipotecario S.A., and Tarshop S.A., among others.

José Said Saffie. Mr. Said obtained a degree in law at the Universidad de Chile. He is the President of Banco BHIF and Parque Arauco; the Vice-President of Embotelladora Andina S.A.; and a director of Envases del Pacífico S.A.

Jorge Spencer Soublette. Mr. Spencer obtained a degree in civil engineering at the Pontificia Universidad Católica de Chile. He is General Manager of Parque Arauco S.A. and member of the board of directors of Parque Arauco Argentina S.A. and Constructora y Administradora Uno S.A.

Saúl Zang. Mr. Zang obtained a degree in law at the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is presently a partner at the law firm Zang, Bergel & Viñes. He is Second Vice Chairman of the Board of Directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of the board of directors of ERSA, Puerto Retiro S.A., Nuevas Fronteras S.A., Cresud S.A.C.I.F. y A., Banco Hipotecario S.A. and Tarshop S.A. and alternate director of the Board Directors of SAPSA.

Oscar P. Bergotto. Mr. Bergotto has worked for IRSA as its Treasurer since 1991 and has been a member of the Board of Directors of IRSA since 1994. He has also worked for various real estate companies.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a degree in law at the Pontificia Universidad Católica de Chile. He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s board of directors and an advisor to Banco BHIF’s board of directors.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at the Universidad de Buenos Aires. He is a partner at the law firm Basílico, Fernández Madero y Duggan and also serves as an alternate director on the board of Disco S.A. and Transportadora de Gas del Norte S.A.

Juan M. Quintana. Mr. Quintana obtained a degree in law at the Universidad de Buenos Aires. He is a partner of the law firm Zang, Bergel & Viñes. He is a director of SAPSA and an alternate director of Cresud S.A.C.I.F. y A., Nuevas Fronteras S.A. and Fibesa. Mr. Juan M. Quintana is the son of our Alternate Director Mr. Juan C. Quintana Terán.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a degree in law from the Universidad de Buenos Aires. He is a consultant of the law firm Zang, Bergel & Viñes. He has been Chairman and Judge of the National Court of Appeals of the City of Buenos Aires dealing in Commercial Matters. He is an alternate director of Cresud S.A.C.I.F. y A. . Mr. Juan C. Quintana Terán is the father of our Alternate Director Mr. Juan M. Quintana.

Raimundo Valenzuela Lang. Mr. Valenzuela Lang obtained a degree in commercial engineering at the Pontificia Universidad Católica de Chile and received a master’s degree in business administration at the Wharton School of the University of Pennsylvania.

Currently, he is a partner at R&R Wine Ltda. and Inmobiliaria Estrella del Sur Ltda. He is a director of Parque Arauco S.A.

Pablo D. Vergara del Carril. Mr. Vergara del Carril obtained a degree in law at the Pontificia Universidad Católica Argentina. He is an associate of the law firm Zang, Bergel & Viñes. He is a member of the International Bar Association. In addition, he is a director of ERSA and Nuevas Fronteras, and an alternate director of Tarshop S.A.

Ernesto M. Viñes. Mr. Viñes obtained a degree in law from the Universidad de Buenos Aires. He is a founding partner of the law firm Zang, Bergel & Viñes and Vice-President General Counsel of Banco Hipotecario S.A..

Directors Eduardo S. Elsztain, M. Marcelo Mindlin, Alejandro Elsztain, Fernando A. Elsztain, Gabriel A. Reznik, Saúl Zang, Oscar Bergotto, Juan M. Quintana, Juan C. Quintana Terán, Pablo D. Vergara Del Carril and Ernesto M. Viñes are not of an independent nature, under the terms of CNV Resolution Nr. 400. The rest of the directors are of an independent nature.

We do not have any employment contracts with our directors.

Systems for remunerating Directors

The Commercial Companies Law establishes that in the event that the compensation for Board Members were not to be established in the by-laws, it should be determined by the shareholders’ meeting. The maximum amount of compensation under all headings that can be received by Board and Surveillance Committee members, including salaries and other remuneration on their performance in a technical or administrative capacity, shall not be able to exceed 25% of net income.

This maximum amount shall be limited to 5% when no dividends are declared for shareholders, and will be increased proportionately to such declarations until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and surveillance committee compensation shall not be taken into account.

When the exercise of special commissions or technical and administrative functions by one or more directors requires the need to extend the established limits at times when profits are low or non-existent, such excess remuneration will only be allowed if expressly agreed by the shareholders’ meeting.

The remuneration of our directors for each year is determined as laid down by the Commercial Companies Law, taking into account whether they perform technical or administrative functions and on the basis of the results obtained for the year. Once the amounts have been determined, they are submitted for the approval of the shareholders’ meeting. We have not established share option plans, nor retirement, or pension benefits or any other such remuneration system for our directors except those described.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an Executive Committee consisting of five directors among which, there should be the Chairman, First Vice-Chairman and Second Vice-Chairman of the Board of Directors. An alternate member, also selected from the Board of Directors, serves on the Executive Committee in the event of a vacancy. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, M. Marcelo Mindlin, Saul Zang and Alejandro G. Elsztain and the alternate member is Fernando A. Elsztain. Mr. A. Gabriel Juejati, who acted as director and assistant Vice-president tendered his resignation on June 30, 2003 making it effective as from July 1, 2003, and has not been replaced in either of these posts yet.

The Executive Committee is responsible for the management of the day to day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the Executive Committee to:

•	designate the managers and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of us;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Senior Manager

The Board of Directors appoints and removes the senior management. Our Senior Manager is Alejandro G. Elsztain who is also one of our directors. The senior manager performs his duties in accordance with the instructions of the Board of Directors.

Remuneration of executive officers

The remuneration of the Company’s executive officers comprises a fixed amount established considering the professional background, experience and capacity of the executive officers and an annual bonus that varies according to the performance of the Company and of the executive officers during the fiscal year. No variable remuneration has been established nor is there any option plan or retirement or pension plan or any other compensation system for executive officers than the one described.

Internal Control - Audit Committee

In accordance with the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the National Securities Commission (CNV), CNV Resolution Nr. 400 and 402; and as from the first fiscal year subsequent to the effectiveness of Decree 677/01, our Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors whose main function will be to assist the Board in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

The Audit Committee shall be made up of three (3) or more Full Directors, most of which shall be Independent Directors. The number of members and their appointment shall be dealt with at the first Board meeting held immediately after the Annual Ordinary Meeting and the members so appointed shall remain in the post until the following Annual Ordinary Meeting.

Only Directors that are proficient in business, financial or accounting matters may be appointed to the Audit Committee.

The Audit Committee shall issue its own rules of procedure and the Board of Directors must be informed of the latter.

Each year the Audit Committee shall prepare an action plan for the year, and shall submit it to the Board of Directors and the Syndics Committee within sixty (60) consecutive days following the financial opening date.

Upon the presentation and publication of the annual financial statements, the Audit Committee shall submit a Management Report addressed to the Board of Directors explaining how it dealt with the matters coming under its competence as envisaged in section 15 of Chapter III of the CNV Rules during the year under review.

The Audit Committee shall issue an opinion regarding the proposal by the Board of Directors to appoint and remove the external auditors to be retained by the Company and shall ensure their independence; it will review the plans of the external auditors and assess their performance, issuing its opinion on this matter addressed to the Board of Directors and included in the annual management report.

It shall be responsible for supervising internal systems, the operation of the internal control systems and the system for maintaining accounting records; it will check the reliability of the system for maintaining accounting records and any financial information; it will review the plans of the internal auditors and assess their performance, approving and supervising the progress of the Annual Audit Plan.

It will supervise the enforcement of policies governing risk management information relating to our Company; it will provide complete information regarding transactions involving a conflict of interest with members of company bodies or controlling shareholders; it will issue an opinion regarding Directors’ and Administrators’ emoluments and share option plans, the issue of shares, and transactions with related parties; and it will issue a report prior to any decision by the Board of Directors to purchase shares in our company.

Our company will organize training courses for the members of the Audit Committee, to be carried out as from May 2004, for the members that will perform duties during that financial year.

Supervisory Committee

The Surveillance Committee is in charge of reviewing and supervising the administrative performance and other aspects of our Company, and of complying with the by-laws and decisions adopted by the shareholders’ meetings. The members of the surveillance committee are designated by the annual shareholders’ ordinary meeting to hold office for one year. The surveillance committee is made up of three full syndics and three alternate syndics.

All the members of the Syndics Committee are of an independent nature, under the terms of CNV Resolution Nr. 400 and, notwithstanding the above, shall have rendered remunerated professional assistance in connection with companies of the type encompassed by section 33 of the Company Law.

The following table provides information about the members of our surveillance council, designated at the annual shareholders’ ordinary meeting held on November 5, 2002.

Martín Barbafina. Mr. Barbafina obtained a degree in accounting from the Universidad Católica Argentina. He is a partner of PricewaterhouseCoopers, Buenos Aires, Argentina. He is also a member of the Supervisory Committee of IRSA, Cresud S.A.C.I.F. y A. , Metrovías S.A. and Grupo Concesionario del Oeste, among others.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of SC International/Abelovich, Polano and Associates, a public accounting firm of Argentina. Formerly, he has been a manager of Harteneck, López y Cía/PricewaterhouseCoopers, Buenos Aires, Argentina, and has served as a senior advisor in Argentina for the United Nations and the World Bank. Moreover, he is a member of the Supervisory Committee of IRSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Fabián Cainzos. Mr. Cainzos obtained a degree in law from the Universidad de Buenos Aires. Currently, he is senior associate of the law firm Basílico, Fernández Madero & Duggan.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of SC International / Abelovich, Polano y Asociados, a public accounting firm of Argentina. He is also a member of the Supervisory Committee of IRSA, SAPSA and Inversora Bolívar.

Hernán Andrada. Mr. Andrada obtained a degree in law from the Universidad de Buenos Aires. Currently, he is senior associate of the law firm Basílico, Fernández Madero & Duggan.

Carlos Rivarola. Mr. Rivarola obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of PricewaterhouseCoopers, Buenos Aires, Argentina. He was formerly an auditor of Massalin Particulares, Hoechst Argentina S.A. and Tabacos Norte, among others.

8.	Dividend Policy

Under Argentine legislation, the distribution and payment of dividends to shareholders is valid only if they arise from liquid realized results of the company as determined from annual financial statements approved by the shareholders. The Board of Directors may declare interim dividends, in which case each Board member and member of the Surveillance Committee will be severally responsible for the return of such dividends if at the end of the fiscal year in which such interim dividends were paid the realized liquid profits were to be insufficient to allow the payment of such dividends. The approval, amount and payment of dividends are subject to the approval of our shareholders at our annual general meeting. Dividend approval requires the affirmative vote of most of the shares with voting rights at the annual general meeting. In view of their ability to exercise significant influence over the selection of Board members, our principal shareholders have the power to control the declaration, amount and payment of dividends, subject to Argentine legislation and Company by-laws.

The Board submits the annual report and financial statments of the Company for the previous fiscal year together with the reports from the Surveillance Committee for the approval of the annual general meeting of shareholders. The annual ordinary shareholders’ meeting called to approve the annual report and financial statements and to determine the distribution of the Company’s net income for the year must be held prior to October 30 each year. In accordance with Argentine law and our bylaws, liquidated and realized profits for each fiscal year are distributed as follows: (i) 5% of such net profits are allocated to our legal reserve, until such reserve amounts to 20% of our capital stock; (ii) the dividend that corresponds to ordinary or preferred stock or any other amounts may be allocated to the discretionary reserve, allowances or shall be posted to a new account; or (iii) as established by the Company at the Ordinary Annual Shareholders’ Meeting. The legal reserve shall not be distributed among the shareholders. Dividends shall be distributed proportionately to the number of ordinary shares held by each shareholder.

As from 1994, when IRSA acquired control of the Company, and until the fiscal year ended 30 June 1997, no dividends were paid for the Company’s Shares because our dividend policy established the allocation of profits to the financing of operations and the expansion of corporate activities. On October 23, 1998 our annual shareholder’s meeting approved the Board of Directors’ proposal to adopt a new dividend policy which is subject to annual shareholders’ approval. Although no assurances can be given as to the continuation of such dividend policy or as to the amount of such dividend, it is our current policy that the dividend shall consist of a cash distribution approximately of 40% of our net income, subject to general business condition and other factors deemed relevant by our Board of Directors and shareholders.

Following the Board of Directors recommendation, our shareholders approved in 1998 a cash dividend of Ps. 0.01197 per share amounting, approximately, Ps. 7,601,772 and in 1999 a cash dividend of Ps.0.0075 per share, for a total amount of, approximately, Ps. 5,250,087.

Due to the income loss generated during the fiscal year ended on June 30, 2000 and 2002, we did not pay dividends corresponding to that period.

For the year ended June 30, 2001 the Board of Directors has proposed not to declare a dividend as they have considered it advisable to maintain adequate levels of liquidity in order to reduce indebtedness and incur in lower financial charges, reinvesting the principal and seeking greater yield in future. On October 16, 2001 our annual shareholder’s meeting approved our Board of Directors’ proposal.

The following table sets forth the amounts of total dividends paid on each fully paid share common stock in respect of the year indicated.

Year Declared	Payments Common Shares
(Ps.)
1996	—
1997	—
1998	0.01197
1999	0.00750
2000	—
2001	—
2002	—

However, the Board of Directors has resolved to propose the distribution of a cash dividend up to Ps. 10.0 million, or Ps. 0.014 per share, at the next Ordinary Shareholders’ Meeting.

This proposal stems from the favorable results posted for the year under review and the fact that no distribution of dividends was made in previous fiscal years and the Board of Directors does not plan to make immediate use of these funds.

9.	Price History

Price history of our stock on the Bolsa de Comercio de Buenos Aires

Our common shares are listed and traded on the Bolsa de Comercio de Buenos Aires (“BASE”) under the trading symbol “APSA”. The shares began trading on the BASE on March 26, 1996. The following table shows, for the calendar periods indicated, the high and low closing sales price of the common shares on the BASE.

	Pesos per Shares
	High	Low
1996	0.314	0.269
1997	0.610	0.283
1998	0.780	0.377

1999
1st quarter	0.680	0.560
2nd quarter	0.760	0.650
3rd quarter	0.700	0.660
4th quarter	0.770	0.678

2000
1st quarter	0.810	0.755
2nd quarter	0.790	0.570
3rd quarter	0.585	0.495
4th quarter	0.535	0.470

2001
1st quarter	0.500	0.380
2nd quarter	0.370	0.300
3rd quarter	0.280	0.190
4th quarter	0.172	0.088

2002
1st quarter	0.116	0.088
2nd quarter	0.120	0.120
3rd quarter	0.126	0.115
4th quarter	0.275	0.150

2003
January	0.312	0.285
February	0.275	0.255
March	0.260	0.250
April	0.252	0.240
May	0.300	0.250
June	0.285	0.250

Source: Bloomberg.

Price history of our stock on NASDAQ

Each APSA’s American Depositary Share represents 40 ordinary shares. The American Depositary Shares are listed and traded on the NASDAQ under the trading symbol “APSA”. The ADS began trading on the NASDAQ on November 15, 2000 and were issued by the Bank of New York Inc, acting as ADSs Depositary. The following table sets forth, for the calendar periods indicated, the high and low closing sale prices of our ADSs on the NASDAQ.

	U.S. dollar per ADS
	High	Low
2000
4th quarter	20.56	18.75

2001
1st quarter	17.87	15.25
2nd quarter	14.25	10.13
3rd quarter	11.85	7.00
4th quarter	6.60	2.99

2002
1st quarter	4.24	1.69
2nd quarter	2.25	1.65
3rd quarter	2.15	1.50
4th quarter	3.10	2.10

2003
January	3.55	3.25
February	3.60	3.50
March	3.49	3.50
April	3.50	3.25
May	4.20	3.75
June	4.00	3.99

10.	Company Plans for the coming fiscal year and commercial strategy

Under the new administration of President Kirchner, Argentina confirms that it has overcome the political and economic crisis. The country is on the road toward growth, having achieved greater social cohesion. Although certain structural reforms remain pending, we are confident that the current administration has the determination and the ability to carry them through.

Within this context of stability and growth, the year that lies ahead poses the challenge of continuing to improve our commercial and market efficiency ratios, and to expand the enforcement of the Reference Stabilization Coefficient (CER) to all our lease contracts, further increasing the goodwill and charges to lessors on additional sales.

We are privileged in that we are an Argentine company with a sound long-term financial structure that enables us to plan ahead. This will allow us to proceed with the first stage of the Rosario Project which includes the construction of the first Shopping Center in that city. The addition of a gross leasehold of 20,000 m² to our current portfolio of Shopping Centers signals a return to our expansion plan.

We are aware that the efforts carried out to date have not been in vain. We see the results of the strategic decisions taken in the past on a daily basis. We are optimistic about the future because we envision a favorable scenario for our business, which will constitute our contribution toward the consolidation of the Argentine economy.

Commercial strategy

We rely on three fundaments for our growth:

1 - The development of our lessees constitutes the present and future of our business. A significant portion of our efforts is devoted to providing better services through training, advisory services, conferences and seminars. In the long run, more services will generate greater customer commitment toward our company.

2 - Creating a special environment for our customers. Our achievement is to turn each Shopping Center into a venue that appeals to the tastes and interests of our entire public. We create an environment to meet different needs, attracting customer loyalty through improved services.

3 - A commitment toward the surroundings and the community. Our Shopping Centers contribute actively toward the improvement and revaluation of the neighborhoods in which they are situated. We build venues that contribute to the urban development of the city and recover significant traditions.

During the year that is about to commence we plan to increase our cash flows and earnings and the value of our assets through the following strategy:

•	Developing new Shopping Centers in strategic markets throughout Argentina that offer growth opportunities; among them we would highlight the Rosario Project whose initial stage envisages the construction of the first Shopping Center of that city.

•	Offering a wide variety of commercial alternatives in line with the latest trends. The current wide variety of proposals has shown that people are very selective when it comes to choosing a place for shopping and recreation. Therefore, we seek to offer more activities, more promotional items, more entertainment, focusing on appealing to the tastes of a demanding customer base.

•	Continuing to develop brand recognition and consumer loyalty for our Shopping Centers through events, promotional activities, our “Bonu$” loyalty program and other methods aimed at differentiating our Shopping Centers from those of the competition.

•	Continuing to develop our credit card business to facilitate the purchase of goods and services for our customers at the Alto Palermo S.A. stores and expanding the alternative to include other stores outside of these.

•	Continuing to expand the premises devoted to entertainment and restaurants to encourage longer and more frequent visits by consumers.

•	Achieve significant operative synergies, economies of scale and cost reductions through the consolidated administration of our Shopping Centers.

•	Continuing to channel the increased tourist inflows towards our Shopping Centers.

•	Continue training our lessees through seminars and conferences that provide training in a variety of commercial issues.

During the coming year we plan to:

•	Streamline our administrative and commercial expenses, resulting in a better net margin for the Company.

•	Continue to reduce our financial debt to the extent that our liquidity permits.

•	Achieve a successful renewal of contracts with upcoming expiry dates.

•	Intensify offers aimed at attracting the growing tourist industry to our Shopping Centers.

•	With regard to Tarjeta Shopping, we will focus on maintaining and strengthening its current business, reducing the credit risk and increasing income from commissions stemming from new products and services.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Director

Dated: September 12, 2003